中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

02055151

Our Ref : BS(2002)257(JY)

30th September, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 OCT -2 AM 11:01

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
<u>Rule 12g3-2(b) File No.82-34675</u>

We enclose the following documents for your attention :

1. The Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 31st August 2002.
2. A bundle of the notices filed with the HKSE pursuant to the Securities (Disclosure of Interests) Ordinance dated 9th September 2002.
3. A press announcement published by the Company on 11th September 2002.
4. An explanatory statement and instruction slip sent by the Company to its shareholders in relation to future Corporate Communications.
5. Interim Report of the Company for the six months period ended 30th June 2002.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dlw 10/3

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

018 (2002-01. 1000) W.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

File No. 82-34675

Authorized Signature(s)

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 31st August 2002)

02 OCT -2 AM 11:01

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 2nd September 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (______)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	Nil				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* HK$________ 2. ________ *Subscription price:* HK$________	Nil				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						-

Remarks: ____________________

Authorised Signatory:

Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

AMENDED File No. 82-34675

Authorized Signature(s)

PAGE 1

Ref. No.: CS1-003

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY HK$ CLASS ORDINARY DESCRIPTION BY NOMINAL VALUE HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BANK OF CHINA — BUSINESS REGISTRATION NO.: 1000001000134

ADDRESS OF REGISTERED OFFICE: 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: NIL

PLACE OF INCORPORATION: PEOPLE'S REPUBLIC OF CHINA — LISTED ON SEHK ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 09 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☑ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,136,861,766

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. ~~8,292,345,266~~ 8,136,861,766

Note: Please also fill in Page 2 for the completion of this disclosure.

02 OCT -2 PM 11:01

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	8,118,861,766
HUA CHIAO COMMERCIAL LIMITED	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

SEE CONTINUATION SHEET 1

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

SEE CONTINUATION SHEET 2

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: AUTHORIZED SIGNATORY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 09 Day 09 Month 02 Year

CF002-5/91

CONTINUATION SHEET 1

(7)

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD, CENTRAL, HONG KONG..	9,000,000
BOC GROUP LIFE ASSURANCE COMPANY LIMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.	9,000,000

CONTINUATION SHEET 2

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	18,000,000

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

File No. 82-34675

Authorized Signature(s)

Ref. No.: CS1-003

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BANK OF CHINA — BUSINESS REGISTRATION NO.: 1000001000134

ADDRESS OF REGISTERED OFFICE: 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: NIL

PLACE OF INCORPORATION: PEOPLE'S REPUBLIC OF CHINA — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 09 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☑ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,136,861,766

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 8,292,345,266

Note: Please also fill in Page 2 for the completion of this disclosure.

DISCLOSURE OF INTEREST

No statutory form has been prescribed under the Ordinance. This notice form is provided for your use by the Securities and Futures Commission.

You should, however, note that your statutory obligations are determined by the Ordinance not by the notice form provided. When making your disclosure, therefore, you must satisfy yourself as to the requirements of the Ordinance and, if in doubt, you should seek appropriate legal advice. You are free to make the required disclosures in some other written form.

EXPLANATORY NOTE FOR CORPORATE SUBSTANTIAL SHAREHOLDERS ON COMPLETING THIS NOTICE FORM

GENERAL INFORMATION

References to the Ordinance are references to the Securities (Disclosure of Interests) Ordinance (Cap. 396).

This notice form is to be completed by corporations/companies when making their disclosures of a notifiable interest in relevant share capital of the listed company disclosed at paragraph 1 of the notice form.

This notice form is to be used by corporations/companies to notify the Stock Exchange of Hong Kong (the "SEHK") and the listed company concerned of, amongst other things, the following:—

(i) An interest in 10% or more of the relevant share capital (i.e. voting shares) of a listed company.
(ii) Ceasing to have a notifiable interest (i.e. dropping below 10%).
(iii) An increase or decrease in the percentage level of your holdings that results in you crossing over a whole percentage number (e.g. 10.9% increases to 11.1%).

The term "substantial shareholder" is not defined in the Ordinance but is used in this notice form and these notes for descriptive purposes only. A substantial shareholder is someone who has an interest in 10% or more of the relevant share capital concerned (i.e. voting shares of the company).

For record purposes it is advisable to keep a copy of all disclosures that are made.

You should note that the duties of disclosure of substantial shareholders, in most cases, have to be fulfilled within 5 days next following the day upon which those duties arise. In cases of doubt, legal advice should be taken.

If any of the interests in relevant share capital of the listed company are held as a result of a section 9 acquisition agreement then you are advised to take legal advice as no standard notice form is provided by the Securities and Futures Commission for the purposes of disclosure.

If you have insufficient space, complete your disclosures on a separate sheet — a photocopy of an uncompleted page 2 could be used provided that it is signed and clearly marked "Additional Sheet".

When completing this notice form use block letters, preferably typewritten.

In cases of ambiguity staff of the SEHK may telephone you for clarification.

If you have any queries about the Ordinance or your obligations thereunder you should consult your legal or other professional adviser. The fact that you do not have all the information required by the notice form should not prevent you from filing the notice form if you are aware you are under a duty to disclose. Information not currently available should be provided when it becomes available.

You must always complete the entire form, particularly paragraph 5, even if you are only supplying details required by section 7(6) and there has been no disclosable change in the size of your interests.

This notice form is only to be completed by a person properly authorized by the corporation/company making disclosure.

FILING REQUIREMENTS

A signed copy of this notice must be filed with the SEHK using one of the following methods:—

By Post — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
G.P.O. Box 10023
Hong Kong

This is dedicated P.O. Box for the SDI Unit only. You should not use the general SEHK P.O. Box.

By Hand — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
Tower I & II, Exchange Square
Central, Hong Kong

By Fax — Fax No.: 8456328

For security reasons, no other SEHK fax number should be used. You are asked to pay particular attention to ensuring the proper fax number is used.

Telephone confirmations of fax notification can be obtained from 5233799. You are asked to restrict use of this service to significant or price sensitive notifications.

A signed copy of this notice form must also be filed with the company referred to at paragraph 1 of the notice form at its registered office or principal place of business in Hong Kong. You should take every reasonably practicable step to ensure that the notice form reaches the SEHK first.

INSTRUCTIONS ON COMPLETING THE NOTICE FORM

The box marked "Ref. No." can be used for your own record purposes.

1. Paragraph 1

Complete the name of the company and its stock code. The stock code can be obtained from the SEHK or from the company concerned. Even if the stock code is not known the notice form should still be completed and filed.

2. Paragraph 2

Describe the relevant share capital to which the notification relates. A small number of companies listed on the Stock Exchange of Hong Kong have two classes of share capital, each with voting rights (i.e. "A" and "B" shares). If the corporation/company is a substantial shareholder of both classes of share capital then two separate notices should be completed.

3. Paragraph 3

The name and address of the corporation/company making disclosure of its interests must be set out in full in English.

4. Paragraph 4

In order to disclose the reason for disclosure at 4(b), tick the box number corresponding to one or more of the following reasons. For example, if you acquire shares which increase the notifiable percentage level then you would tick the boxes numbered "1" and "3". If your acquisition is as a result of a company, in which you are interested pursuant to section 8, acquiring shares you would tick the boxes numbered "1", "3" and "4".

You should note that if you tick the box numbered "7" then, apart from signing, you do not need to complete the remainder of the notice form.

Reason for disclosure	Box Number
Acquisition/disposal of an interest in relevant share capital of listed company giving rise to a duty to disclose.	"1"
Initial disclosure	"2"
Change in percentage level of notifiable interest	"3"
Acquisition/disposal of an interest in relevant share capital by a corporation subject to section 8(2), (3) and (4) (see note 1)	"4"
Disclosure of particulars required by section 7(6) (see note 2)	"5"
Change in particulars required by section 7(6) (see note 2)	"6"
Cease to have notifiable interest	"7"

Note 1:

Section 8(2), (3) and (4) deems you to be interested in shares in the relevant share capital of a listed company that are held by a corporation the directors of which are accustomed to act in accordance with your directions or in which you can exercise one-third or more of the voting rights.

Note 2:

The particulars required by section 7(6) of the Ordinance are the names of and the number of shares held by the registered shareholders.

5. Paragraph 5

All interests in relevant share capital including those that the corporation/company is deemed to be interested in as a result of section 8 (i.e. corporate interests) are to be disclosed. If this is an initial disclosure paragraph 5(b) is not applicable.

6. Paragraph 6

The name of the person or company with whom a joint interest in shares is held should be disclosed. It should be noted that the person or company with whom the joint interest is held has to make separate disclosures of their own if they have a notifiable interest.

7. Paragraph 7

Disclose the interests in relevant share capital held through other corporations pursuant to section 8 of the Ordinance. If you have any doubts about the consequences of section 8 of the Ordinance legal advice should be taken. If these corporations' interests exceed the notifiable percentage they will have to make separate disclosures.

8. Paragraph 8

The Ordinance requires the disclosure of the names and addresses of the registered shareholders of the shareholding in the listed company disclosed at paragraph 5(a). Lack of knowledge of these particulars should not prevent a notice form being filed. These particulars can be sent to the SEHK and the company concerned when they are obtained.

YOU MUST SIGN THE NOTICE FORM AND INDICATE IN WHAT CAPACITY YOU ARE SIGNING IT.

YOU SHOULD CHECK THE NOTICE FORM BEFORE SIGNING IT TO MAKE SURE THAT EVERYTHING THAT YOU HAVE STATED IS CORRECT.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	8,118,861,766
HUA CHIAO COMMERCIAL LIMITED	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

SEE CONTINUATION SHEET 1

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1

SEE CONTINUATION SHEET 2

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: AUTHORIZED SIGNATORY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature:

Date: 09 Day 09 Month 02 Year

CF002-5/91

CONTINUATION SHEET 1

(7)

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD, CENTRAL, HONG KONG..	9,000,000
BOC GROUP LIFE ASSURANCE COMPANY LIMITED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.	9,000,000

CONTINUATION SHEET 2

(8)

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
HKSCC NOMINEES LIMITED	N/A	2/F, VICWOOD PLAZA, 199 DES VOEUX ROAD, CENTRAL, HONG KONG.	18,000,000

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

File No. 82-34675

Authorized Signature(s)

Ref. No.: CS2-003

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (GROUP) LIMITED — BUSINESS REGISTRATION NO.: 32086268-000-09-01-2

ADDRESS OF REGISTERED OFFICE: 52ND FLOOR, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: - SAME -

PLACE OF INCORPORATION: HONG KONG — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 09 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☐ 2 ☐ 3 ☐ 4 ☑ 5 ☐ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,118,861,766

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 6,739,286,704

Note: Please also fill in Page 2 for the completion of this disclosure.

DISCLOSURE OF INTEREST

No statutory form has been prescribed under the Ordinance. This notice form is provided for your use by the Securities and Futures Commission.

You should, however, note that your statutory obligations are determined by the Ordinance not by the notice form provided. When making your disclosure, therefore, you must satisfy yourself as to the requirements of the Ordinance and, if in doubt, you should seek appropriate legal advice. You are free to make the required disclosures in some other written form.

EXPLANATORY NOTE FOR CORPORATE SUBSTANTIAL SHAREHOLDERS ON COMPLETING THIS NOTICE FORM

GENERAL INFORMATION

References to the Ordinance are references to the Securities (Disclosure of Interests) Ordinance (Cap. 396).

This notice form is to be completed by corporations/companies when making their disclosures of a notifiable interest in relevant share capital of the listed company disclosed at paragraph 1 of the notice form.

This notice form is to be used by corporations/companies to notify the Stock Exchange of Hong Kong (the "SEHK") and the listed company concerned of, amongst other things, the following:—

(i) An interest in 10% or more of the relevant share capital (i.e. voting shares) of a listed company.

(ii) Ceasing to have a notifiable interest (i.e. dropping below 10%).

(iii) An increase or decrease in the percentage level of your holdings that results in you crossing over a whole percentage number (e.g. 10.9% increases to 11.1%).

The term "substantial shareholder" is not defined in the Ordinance but is used in this notice form and these notes for descriptive purposes only. A substantial shareholder is someone who has an interest in 10% or more of the relevant share capital concerned (i.e. voting shares of the company).

For record purposes it is advisable to keep a copy of all disclosures that are made.

You should note that the duties of disclosure of substantial shareholders, in most cases, have to be fulfilled within 5 days next following the day upon which those duties arise. In cases of doubt, legal advice should be taken.

If any of the interests in relevant share capital of the listed company are held as a result of a section 9 acquisition agreement then you are advised to take legal advice as no standard notice form is provided by the Securities and Futures Commission for the purposes of disclosure.

If you have insufficient space, complete your disclosures on a separate sheet — a photocopy of an uncompleted page 2 could be used provided that it is signed and clearly marked "Additional Sheet".

When completing this notice form use block letters, preferably typewritten.

In cases of ambiguity staff of the SEHK may telephone you for clarification.

If you have any queries about the Ordinance or your obligations thereunder you should consult your legal or other professional adviser. The fact that you do not have all the information required by the notice form should not prevent you from filing the notice form if you are aware you are under a duty to disclose. Information not currently available should be provided when it becomes available.

You must always complete the entire form, particularly paragraph 5, even if you are only supplying details required by section 7(6) and there has been no disclosable change in the size of your interests.

This notice form is only to be completed by a person properly authorized by the corporation/company making disclosure.

FILING REQUIREMENTS

A signed copy of this notice must be filed with the SEHK using one of the following methods:—

By Post — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
G.P.O. Box 10023
Hong Kong

This is dedicated P.O. Box for the SDI Unit only. You should not use the general SEHK P.O. Box.

By Hand — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
Tower I & II, Exchange Square
Central, Hong Kong

By Fax — Fax No.: 8456328

For security reasons, no other SEHK fax number should be used. You are asked to pay particular attention to ensuring the proper fax number is used.

Telephone confirmations of fax notification can be obtained from 5233799. You are asked to restrict use of this service to significant or price sensitive notifications.

A signed copy of this notice form must also be filed with the company referred to at paragraph 1 of the notice form at its registered office or principal place of business in Hong Kong. You should take every reasonably practicable step to ensure that the notice form reaches the SEHK first.

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

File No. 82-34675

PAGE 1

Authorised Signature(s)

Ref. No.: CS3-003

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to Part II of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) Name of listed company in whose relevant share capital the notifiable interest is held.

COMPANY NAME: BOC HONG KONG (HOLDINGS) LIMITED — STOCK CODE: 2388

(N.B.: Please note that references to listed company in this notice form are references to the company disclosed here.)

(2) Relevant share capital in listed company to which notification relates: CURRENCY: HK$ — CLASS: ORDINARY — DESCRIPTION BY NOMINAL VALUE: HK$5.00@

(3) Identification of corporation making disclosure

FULL NAME: BOC HONG KONG (BVI) LIMITED — BUSINESS REGISTRATION NO.: N/A

ADDRESS OF REGISTERED OFFICE: ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG: N/A

PLACE OF INCORPORATION: BRITISH VIRGIN ISLANDS — LISTED ON SEHK: ~~Yes~~ / No * (*Delete as appropriate)

NAME OF PERSON TO WHOM ENQUIRIES CAN BE DIRECTED (Surname First): LEE YIM — CONTACT PHONE NO.: 28462700

(4) Information disclosed pursuant to Part II of the Ordinance.

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 02 MONTH 09 YEAR 02

(b) REASON FOR DISCLOSURE [see Explanatory Note then tick appropriate box number(s)] 1 ☑ 2 ☐ 3 ☑ 4 ☐ 5 ☑ 6 ☐ 7 ☐

(5) Details of interest in relevant share capital of listed company.

(a) Present number of shares in which corporation making disclosure is interested and/or deemed to be interested. 8,118,861,766

(b) Previous number of shares in which corporation making disclosure was interested and/or deemed to be interested. 6,739,286,704

Note: Please also fill in Page 2 for the completion of this disclosure.

DISCLOSURE OF INTEREST

No statutory form has been prescribed under the Ordinance. This notice form is provided for your use by the Securities and Futures Commission.

You should, however, note that your statutory obligations are determined by the Ordinance not by the notice form provided. When making your disclosure, therefore, you must satisfy yourself as to the requirements of the Ordinance and, if in doubt, you should seek appropriate legal advice. You are free to make the required disclosures in some other written form.

EXPLANATORY NOTE FOR CORPORATE SUBSTANTIAL SHAREHOLDERS ON COMPLETING THIS NOTICE FORM

GENERAL INFORMATION

References to the Ordinance are references to the Securities (Disclosure of Interests) Ordinance (Cap. 396).

This notice form is to be completed by corporations/companies when making their disclosures of a notifiable interest in relevant share capital of the listed company disclosed at paragraph 1 of the notice form.

This notice form is to be used by corporations/companies to notify the Stock Exchange of Hong Kong (the ''SEHK'') and the listed company concerned of, amongst other things, the following:—

(i) An interest in 10% or more of the relevant share capital (i.e. voting shares) of a listed company.
(ii) Ceasing to have a notifiable interest (i.e. dropping below 10%).
(iii) An increase or decrease in the percentage level of your holdings that results in you crossing over a whole percentage number (e.g. 10.9% increases to 11.1%).

The term ''substantial shareholder'' is not defined in the Ordinance but is used in this notice form and these notes for descriptive purposes only. A substantial shareholder is someone who has an interest in 10% or more of the relevant share capital concerned (i.e. voting shares of the company).

For record purposes it is advisable to keep a copy of all disclosures that are made.

You should note that the duties of disclosure of substantial shareholders, in most cases, have to be fulfilled within 5 days next following the day upon which those duties arise. In cases of doubt, legal advice should be taken.

If any of the interests in relevant share capital of the listed company are held as a result of a section 9 acquisition agreement then you are advised to take legal advice as no standard notice form is provided by the Securities and Futures Commission for the purposes of disclosure.

If you have insufficient space, complete your disclosures on a separate sheet — a photocopy of an uncompleted page 2 could be used provided that it is signed and clearly marked ''Additional Sheet''.

When completing this notice form use block letters, preferably typewritten.

In cases of ambiguity staff of the SEHK may telephone you for clarification.

If you have any queries about the Ordinance or your obligations thereunder you should consult your legal or other professional adviser. The fact that you do not have all the information required by the notice form should not prevent you from filing the notice form if you are aware you are under a duty to disclose. Information not currently available should be provided when it becomes available.

You must always complete the entire form, particularly paragraph 5, even if you are only supplying details required by section 7(6) and there has been no disclosable change in the size of your interests.

This notice form is only to be completed by a person properly authorized by the corporation/company making disclosure.

FILING REQUIREMENTS

A signed copy of this notice must be filed with the SEHK using one of the following methods:—

By Post — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
G.P.O. Box 10023
Hong Kong

This is dedicated P.O. Box for the SDI Unit only. You should not use the general SEHK P.O. Box.

By Hand — The SDI Unit
Compliance Division
The Stock Exchange of Hong Kong Ltd.
Tower I & II, Exchange Square
Central, Hong Kong

By Fax — Fax No.: 8456328

For security reasons, no other SEHK fax number should be used. You are asked to pay particular attention to ensuring the proper fax number is used.

Telephone confirmations of fax notification can be obtained from 5233799. You are asked to restrict use of this service to significant or price sensitive notifications.

A signed copy of this notice form must also be filed with the company referred to at paragraph 1 of the notice form at its registered office or principal place of business in Hong Kong. You should take every reasonably practicable step to ensure that the notice form reaches the SEHK first.

6

INSTRUCTIONS ON COMPLETING THE NOTICE FORM

The box marked "Ref. No." can be used for your own record purposes.

1. Paragraph 1
Complete the name of the company and its stock code. The stock code can be obtained from the SEHK or from the company concerned. Even if the stock code is not known the notice form should still be completed and filed.

2. Paragraph 2
Describe the relevant share capital to which the notification relates. A small number of companies listed on the Stock Exchange of Hong Kong have two classes of share capital, each with voting rights (i.e. "A" and "B" shares). If the corporation/company is a substantial shareholder of both classes of share capital then two separate notices should be completed.

3. Paragraph 3
The name and address of the corporation/company making disclosure of its interests must be set out in full in English.

4. Paragraph 4
In order to disclose the reason for disclosure at 4(b), tick the box number corresponding to one or more of the following reasons. For example, if you acquire shares which increase the notifiable percentage level then you would tick the boxes numbered "1" and "3". If your acquisition is as a result of a company, in which you are interested pursuant to section 8, acquiring shares you would tick the boxes numbered "1", "3" and "4".

You should note that if you tick the box numbered "7" then, apart from signing, you do not need to complete the remainder of the notice form.

Reason for disclosure	Box Number
Acquisition/disposal of an interest in relevant share capital of listed company giving rise to a duty to disclose.	"1"
Initial disclosure	"2"
Change in percentage level of notifiable interest	"3"
Acquisition/disposal of an interest in relevant share capital by a corporation subject to section 8(2), (3) and (4) (see note 1)	"4"
Disclosure of particulars required by section 7(6) (see note 2)	"5"
Change in particulars required by section 7(6) (see note 2)	"6"
Cease to have notifiable interest	"7"

Note 1:
Section 8(2), (3) and (4) deems you to be interested in shares in the relevant share capital of a listed company that are held by a corporation the directors of which are accustomed to act in accordance with your directions or in which you can exercise one-third or more of the voting rights.

Note 2:
The particulars required by section 7(6) of the Ordinance are the names of and the number of shares held by the registered shareholders.

5. Paragraph 5
All interests in relevant share capital including those that the corporation/company is deemed to be interested in as a result of section 8 (i.e. corporate interests) are to be disclosed. If this is an initial disclosure paragraph 5(b) is not applicable.

6. Paragraph 6
The name of the person or company with whom a joint interest in shares is held should be disclosed. It should be noted that the person or company with whom the joint interest is held has to make separate disclosures of their own if they have a notifiable interest.

7. Paragraph 7
Disclose the interests in relevant share capital held through other corporations pursuant to section 8 of the Ordinance. If you have any doubts about the consequences of section 8 of the Ordinance legal advice should be taken. If these corporations' interests exceed the notifiable percentage they will have to make separate disclosures.

8. Paragraph 8
The Ordinance requires the disclosure of the names and addresses of the registered shareholders of the shareholding in the listed company disclosed at paragraph 5(a). Lack of knowledge of these particulars should not prevent a notice form being filed. These particulars can be sent to the SEHK and the company concerned when they are obtained.

YOU MUST SIGN THE NOTICE FORM AND INDICATE IN WHAT CAPACITY YOU ARE SIGNING IT.

YOU SHOULD CHECK THE NOTICE FORM BEFORE SIGNING IT TO MAKE SURE THAT EVERYTHING THAT YOU HAVE STATED IS CORRECT.

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
HUA CHIAO COMMERCIAL LIMITED	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: COMPANY SECRETARY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 09 (Day) 09 (Month) 02 (Year)

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A			

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2) of Page 1) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
BOC HONG KONG (BVI) LIMITED	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN,	8,118,861,766
	TORTOLA, BVI.	
HUA CHIAO COMMERCIAL LIMITED	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

(8) Name and address of registered shareholders of the shareholding in listed company disclosed at paragraph (5) (a) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	PRESENT NUMBER OF SHARES
BOC HONG KONG (BVI) LIMITED	N/A	ROMASCO PLACE, WICKHAMS CAY 1, P.O. BOX 3140, ROAD TOWN, TORTOLA, BVI.	6,739,286,703
LIU MINGKANG	D.0050892	BUILDING NO.3-602, LINGJING XIAOQU WEST DISTRICT, BEIJING, PRC.	1
HUA CHIAO COMMERCIAL LIMITED	N/A	12/F BANK OF CHINA TOWER, 1 GARDEN ROAD, CENTRAL, HONG KONG.	1,379,575,062

(Please continue on separate sheet if insufficient space available.)

AUTHORIZED SIGNATORY

Print name: JASON C.W. YEUNG

Position held at the company: AUTHORIZED SIGNATORY

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct, and the signatory has the necessary authority to make disclosure for the company.

Signature: [signature]

Date: 09 Day 09 Month 02 Year

SF002-5/01

INSTRUCTIONS ON COMPLETING THE NOTICE FORM

The box marked "Ref. No." can be used for your own record purposes.

1. Paragraph 1
Complete the name of the company and its stock code. The stock code can be obtained from the SEHK or from the company concerned. Even if the stock code is not known the notice form should still be completed and filed.

2. Paragraph 2
Describe the relevant share capital to which the notification relates. A small number of companies listed on the Stock Exchange of Hong Kong have two classes of share capital, each with voting rights (i.e. "A" and "B" shares). If the corporation/company is a substantial shareholder of both classes of share capital then two separate notices should be completed.

3. Paragraph 3
The name and address of the corporation/company making disclosure of its interests must be set out in full in English.

4. Paragraph 4
In order to disclose the reason for disclosure at 4(b), tick the box number corresponding to one or more of the following reasons. For example, if you acquire shares which increase the notifiable percentage level then you would tick the boxes numbered "1" and "3". If your acquisition is as a result of a company, in which you are interested pursuant to section 8, acquiring shares you would tick the boxes numbered "1", "3" and "4".

You should note that if you tick the box numbered "7" then, apart from signing, you do not need to complete the remainder of the notice form.

Reason for disclosure	Box Number
Acquisition/disposal of an interest in relevant share capital of listed company giving rise to a duty to disclose.	"1"
Initial disclosure	"2"
Change in percentage level of notifiable interest	"3"
Acquisition/disposal of an interest in relevant share capital by a corporation subject to section 8(2), (3) and (4) (see note 1)	"4"
Disclosure of particulars required by section 7(6) (see note 2)	"5"
Change in particulars required by section 7(6) (see note 2)	"6"
Cease to have notifiable interest	"7"

Note 1:
Section 8(2), (3) and (4) deems you to be interested in shares in the relevant share capital of a listed company that are held by a corporation the directors of which are accustomed to act in accordance with your directions or in which you can exercise one-third or more of the voting rights.

Note 2:
The particulars required by section 7(6) of the Ordinance are the names of and the number of shares held by the registered shareholders.

5. Paragraph 5
All interests in relevant share capital including those that the corporation/company is deemed to be interested in as a result of section 8 (i.e. corporate interests) are to be disclosed. If this is an initial disclosure paragraph 5(b) is not applicable.

6. Paragraph 6
The name of the person or company with whom a joint interest in shares is held should be disclosed. It should be noted that the person or company with whom the joint interest is held has to make separate disclosures of their own if they have a notifiable interest.

7. Paragraph 7
Disclose the interests in relevant share capital held through other corporations pursuant to section 8 of the Ordinance. If you have any doubts about the consequences of section 8 of the Ordinance legal advice should be taken. If these corporations' interests exceed the notifiable percentage they will have to make separate disclosures.

8. Paragraph 8
The Ordinance requires the disclosure of the names and addresses of the registered shareholders of the shareholding in the listed company disclosed at paragraph 5(a). Lack of knowledge of these particulars should not prevent a notice form being filed. These particulars can be sent to the SEHK and the company concerned when they are obtained.

YOU MUST SIGN THE NOTICE FORM AND INDICATE IN WHAT CAPACITY YOU ARE SIGNING IT.

YOU SHOULD CHECK THE NOTICE FORM BEFORE SIGNING IT TO MAKE SURE THAT EVERYTHING THAT YOU HAVE STATED IS CORRECT.

HK Standard 2002.9.12

For and on behalf of
BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

File No. 82-34675

Authorized Signature(s)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")

ANNOUNCEMENT

Pursuant to the requirements of the Listing Rules, the Company is making adequate arrangements to ascertain the wishes of its shareholders as to which language version of the Corporate Communication of the Company they wish to receive in the future. These arrangements are described below.

INTRODUCTION

Pursuant to the relevant legislation/rules and the Company's Articles of Association, the Company is permitted to send Corporate Communication to its shareholders either in the English language only, the Chinese language only, or both the English and Chinese languages provided that the Company has made adequate arrangements to ascertain the wish of its shareholders.

PROPOSED ARRANGEMENTS

The following arrangements have been or will be made by the Company in compliance with the requirements of the Listing Rules:

1. The Company is sending a letter on or about 11th September, 2002 together with an instruction slip and postage pre-paid envelop (the "First Letter"), prepared in English and Chinese, to its shareholders to enable them to select, amongst other things, to receive either English or Chinese or both versions of the Corporate Communication. The First Letter will explain that if no reply is received from such shareholders by 31st October, 2002, the following arrangements will apply, where applicable:

   - the Corporate Communication will be sent in Chinese only to all Hong Kong shareholders who are natural persons with a Chinese name;
   - the Corporate Communication will be sent in English only to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address as appearing in the Company's register of members.

   Shareholders have the right at any time by reasonable notice in writing to the Company to change the choice of language of the Corporate Communication.

2. The Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive the Corporate Communication in the other (or both) language.

3. When the Corporate Communication is sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter together with a pre-paid request slip (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the versions of the Corporate Communication sent out stating that the Corporate Communication prepared in the other language will be available upon request.

4. The Corporate Communication in both English and Chinese versions and in accessible format will be available on the Company's website at www.bochkholdings.com and a soft copy of both languages of the Corporate Communication will be filed with the Stock Exchange on the same day as such Corporate Communication is sent to the shareholders.

5. The Company is providing a dial-up hotline service (Tel: 2846 2700) to enable shareholders to make enquiry of the Company's proposed arrangements.

6. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company's website and that the dial-up hotline has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communication"	any document issued or to be issued by the Company for the information or action of its shareholders as defined in Rule 1.01 of the Listing Rules;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 11th September, 2002

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

3rd September 2002

Dear Shareholder

Instructions in relation to future Corporate Communications

As a result of new legislation and regulation and recent amendments to the Articles of Association of the BOC Hong Kong (Holdings) Limited (the "Company"), the Company is permitted to allow shareholders and other entitled persons to elect :

(a) to receive summary financial reports ("**Financial Summary**") in place of the complete annual report and accounts ("**Full Financial Report**"). The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Full Financial Report. The Financial Summary only gives a summary of the information and particulars contained in the Full Financial Report, from which it is derived; and/or

(b) to rely on copies of any document issued by the Company to shareholders including (but not limited to) Financial Summary, Full Financial Report, interim report, notice of meeting, listing document and circular ("**Corporate Communications**") posted on the Company's website in place of being sent a printed copy of such Corporate Communication; and/or

(c) to receive the English language version only or the Chinese language version only of any Corporate Communication.

If you exercise the option in paragraph (b) above, you will be notified of the publication of the Corporate Communication on the Company's website, the address of the website and the location on the website where the Corporate Communication may be accessed and how it may be accessed. You may choose :

(a) to rely on the copy of that notification which will be posted on the Company's website in place of a printed copy of that notification; or

(b) to receive a printed copy of the notification by post.

To make your election, you may send a notice of intent to the Company in the form of the enclosed instruction slip indicating whether you wish and agree to select one of the various options given to you in the instruction slip. Please tick the appropriate box and sign and return the instruction slip, in the envelope provided, to the Company c/o Computershare Hong Kong Investor Services Limited at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your instruction slip. Otherwise, please affix an appropriate stamp.

If we receive your instruction slip by 31st October 2002, your instruction slip will apply to all Corporate Communications to be sent to shareholders on or after 1st November 2002 until you inform the Company otherwise in accordance with the applicable legislation and regulation. **If we do not receive your instruction slip by 31st October 2002 and until you inform the Company otherwise in accordance with the applicable legislation and regulation, we will only send to you : (a) a printed Chinese version of all future Corporate Communications (with a Financial Summary in place of the Full Financial Report) if your registered address is in Hong Kong and you have a Chinese surname; or (b) a printed English version of all future Corporate Communications (with a Financial Summary in place of the Full Financial Report) if your registered address is overseas, or if you are a corporate shareholder, or if you do not have a Chinese surname.** If we receive your instruction slip after 31st October 2002, we will respect your election and will, subject to applicable legislation and regulation, endeavour to comply with your election.

Finally, please note that (a) both the English and the Chinese versions of the Financial Summary and Full Financial Report and future Corporate Communications will be available from the Company or its share registrar on request; and (b) the same will also be available on the Company's website on www.bochkholdings.com. If you have any queries relating to this letter, please call our hotline at 2846 2700.

Yours faithfully,

Jason C.W. Yeung
Company Secretary
For and on behalf of
BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

關於日後收取公司通訊文件的指示

敬啟者：

根據新的法例、規則以及中銀香港(控股)有限公司("本公司")近期修訂的章程，本公司允許股東及其他有權利的人士選擇：

(甲) 收取財務摘要報告("財務摘要")以代替完整的年報及賬目("詳細財務報告")。財務摘要載有本公司的資產負債表及損益表所載的所有資料及詳情，以及摘錄自詳細財務報告的關鍵資料。財務摘要取材於詳細財務報告，僅為詳細財務報告所載資料及詳情的摘要；及／或

(乙) 依賴本公司網站上刊載的本公司向股東發出的任何文件，其中包括但不限於財務摘要、詳細財務報告、中期報告、會議通告、上市文件及通函("公司通訊文件")，以代替收取公司通訊文件的印刷本；及／或

(丙) 只收取任何公司通訊文件的中文版或英文版。

閣下如行使以上(乙)段中所述的選擇權，將會收到有關公司通訊文件已於本公司網站上發表、網站地址、有關公司通訊文件在網站上可查閱的位置及如何查閱的通告。閣下可以選擇：

(甲) 依賴在本公司網站上刊載的該通告，以代替該通告的印刷本；或

(乙) 以郵遞方式收取該通告的印刷本。

在行使上述選擇權時，閣下可以採用本函所附指示條的形式向本公司送交意願通知書，表明 閣下是否希望並同意從指示條提供給 閣下的各項選擇中挑選一項予以採納。請在適當的空格內劃上「✓」號並簽名，然後利用所提供的回郵信封，將指示條交回香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心19樓1901-1905室)，以便轉交本公司。倘若 閣下的登記地址在香港，隨函附上的回郵信封已預付郵資，閣下在寄回指示條時毋須貼上郵票；否則，請貼上適當的郵票。

倘若本公司於二○○二年十月三十一日前收到 閣下的指示條，閣下的指示條將會適用於自二○○二年十一月一日起本公司發出的公司通訊文件，直至 閣下按照有關法例及規則另行通知本公司為止。**倘若本公司於二○○二年十月三十一日前未收到 閣下的指示條，在 閣下按照有關法例及規則另行通知本公司前，本公司將只向 閣下送交：(甲)日後所有的公司通訊文件(以財務摘要代替詳細財務報告)的中文版印刷本(倘若 閣下登記地址在香港並擁有中文姓氏)；或(乙)日後所有的公司通訊文件(以財務摘要代替詳細財務報告)的英文版印刷本(倘若 閣下登記地址在海外，或法人團體股東，或無中文姓氏)。**倘若本公司於二○○二年十月三十一日後才收到 閣下的指示條，本公司將尊重 閣下的選擇，並在適用法例及規則的規限下，盡量依從 閣下的選擇。

最後，請注意：(甲)閣下可向本公司或本公司的股份過戶登記處索取財務摘要、詳細財務報告及日後的公司通訊文件的英文及中文版；並且(乙)財務摘要、詳細財務報告及日後的公司通訊文件亦會在本公司的網站(www.bochkholdings.com)上刊載。閣下如有任何與本函有關的疑問，請致電本公司熱線2846 2700。

代表
中銀香港(控股)有限公司
公司秘書
楊志威 謹啟
二○○二年九月三日

Publication and Posting of Corporate Communications

Instruction Slip

To: BOC Hong Kong (Holdings) Limited

Please tick only one box of this instruction slip.

1. **Printed documents**

Financial Summary and other Corporate Communications (English, Chinese or both)

(a) ☐ I/We would like to receive the printed English version only of the Financial Summary and other Corporate Communications; OR

(b) ☐ I/We would like to receive the printed Chinese version only of the Financial Summary and other Corporate Communications; OR

(c) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Financial Summary and other Corporate Communications; OR

Full Financial Report and other Corporate Communications (English, Chinese or both)

(d) ☐ I/We would like to receive the printed English version only of the Full Financial Report and other Corporate Communications; OR

(e) ☐ I/We would like to receive the printed Chinese version only of the Full Financial Report and other Corporate Communications; OR

(f) ☐ I/We would like to receive both the printed English and the printed Chinese versions of the Full Financial Report and other Corporate Communications; OR

2. **Website documents**

(g) ☐ I/We would like to rely on (i) copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) the **electronic** notification posted on the Company's website of the publication of those documents on the Company's website and other related matters in lieu of a printed copy of that notification; OR

(h) ☐ I/We would like (i) to rely on copies posted on the Company's website in lieu of any or all of the printed documents referred to in (a) - (f) above and (ii) to receive by post a **printed** copy of the notification of the publication of those documents on the Company's website and other related matters.

Please note that :

1. *The above instruction will apply to all Corporate Communications to be sent to our shareholders on or after 1st November 2002 until you inform us otherwise.*
2. *Both the English and the Chinese versions of all future Corporate Communications will be available from the Company or its Share Registrar on request.*
3. *If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction reply in order to be valid.*

Signature ______________________________ Date ______________________

Contact telephone number ________________

有關刊發公司通訊文件事宜

指示條

致：中銀香港(控股)有限公司

請僅在一個空格內劃上「✓」號。

1. 印刷文件

財務摘要及其他公司通訊文件 (英文、中文或兩者)

甲、☐ 本人／吾等只欲收取財務摘要及其他公司通訊文件的英文版印刷本；或
乙、☐ 本人／吾等只欲收取財務摘要及其他公司通訊文件的中文版印刷本；或
丙、☐ 本人／吾等欲收取財務摘要及其他公司通訊文件的英文和中文版印刷本；或

詳細財務報告及其他公司通訊文件 (英文、中文或兩者)
丁、☐ 本人／吾等只欲收取詳細財務報告及其他公司通訊文件的英文版印刷本；或
戊、☐ 本人／吾等只欲收取詳細財務報告及其他公司通訊文件的中文版印刷本；或
己、☐ 本人/吾等欲收取詳細財務報告及其他公司通訊文件的英文和中文版印刷本；或

2. 網站文件

庚、☐ 本人/吾等欲依賴(i)在本公司網站上刊載的版本，以代替以上(甲)至(己)項所述的任何或所有印刷文件，及(ii)在本公司網站上刊載的有關該等文件在本公司網站上發表及其他相關事宜的電子通告，以代替該通告的印刷本；或

辛、☐ 本人／吾等欲(i)依賴在本公司網站上刊載的版本，以代替以上(甲)至(己) 項所述的任何或所有印刷文件，及(ii)以郵遞方式收取有關該等文件在本公司網站上發表及其他相關事宜的通告的印刷本。

請注意：

1. *上述指示將適用於二〇〇二年十一月一日起本公司發出的所有的公司通訊文件，直至 閣下另行通知本公司為止。*
2. *閣下可向本公司或本公司的股份過戶登記處索取日後的公司通訊文件的英文及中文版。*
3. *倘若 閣下的股份以聯名持有，則本指示條需由所有聯名持有人或其姓名位列於本公司股東名冊首位的聯名持有人簽署，方為有效。*

簽署：______________________ 日期：______ 年 ______ 月 ______ 日

聯絡電話：______________________

中期業績報告
Interim Report

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

目 錄

CONTENTS

2	綜合財務摘要	2	Consolidated Financial Highlights
5	主席報告書	6	Chairman's Statement
7	總裁報告	16	Chief Executive's Report
25	綜合損益表(未經審核)	25	Consolidated Profit and Loss Account (Unaudited)
26	綜合資產負債表	26	Consolidated Balance Sheet
27	綜合現金流量表(未經審核)	27	Consolidated Cash Flow Statement (Unaudited)
29	綜合權益變動結算表(未經審核)	29	Consolidated Statement of Changes in Equity (Unaudited)
30	附註	30	Notes
70	補充財務資料	70	Supplementary Financial Information
93	公司其他資料	93	Other Corporate Information

中銀香港(控股)有限公司(「本公司」)董事會宣佈本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月未經審核的中期業績如下：

The Directors of BOC Hong Kong (Holdings) Limited (the "Company") are pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 as follows:

綜合財務摘要 Consolidated Financial Highlights

		未經審核 截至 二零零二年 六月三十日 止六個月 Unaudited Six months ended 30 June 2002	二零零一年 六月三十日 止六個月 30 June 2001	截至 二零零一年 十二月三十一日 止十二個月 Year ended 31 December 2001
		港幣百萬元	港幣百萬元	港幣百萬元
於期內	For the period ended	HK$'m	HK$'m	HK$'m
提取準備前的經營溢利	Operating profit before provisions	6,002	7,122	13,162
提取準備後的經營溢利	Operating profit after provisions	4,236	5,274	5,750
除稅前溢利	Profit before taxation	4,211	5,079	3,733
除稅後溢利	Profit after taxation	3,481	4,271	2,901
股東應佔溢利	Profit attributable to shareholders	3,418	4,195	2,768
		港幣元	港幣元	港幣元
每股計	Per share	HK$	HK$	HK$
經調整後每股盈利[1]	Earnings per share, as adjusted[1]	0.323	0.397	0.262

		未經審核 截至 二零零二年 六月三十日 Unaudited 30 June 2002	截至 二零零一年 十二月三十一日 31 December 2001
		港幣百萬元	港幣百萬元
於期末	At period end	HK$'m	HK$'m
股東資金	Shareholders' funds	53,654	52,170
已發行及繳足股本	Issued and fully paid share capital	52,864	52,864
資產總額	Total assets	737,778	766,140

綜合財務摘要 *(續)* Consolidated Financial Highlights *(continued)*

		未經審核 截至 二零零二年 六月三十日 止六個月 Unaudited Six months ended 30 June 2002	二零零一年 六月三十日 止六個月 30 June 2001	截至 二零零一年 十二月三十一日 止十二個月 Year ended 31 December 2001
財務比率	Financial Ratios	%	%	%
平均總資產回報率(年率)[2]	Return on average total assets (annualised) [2]	0.93	1.06	0.36
平均股東資金回報率(年率)[3]	Return on average shareholders' funds (annualised)[3]	12.92	—	7.31
成本對收入比率	Cost to income ratio	32.57	28.71	30.76
不履約貸款比率[4]	Non-performing loan ratio[4]	8.97	—	10.99
貸存比率[5]	Loans to deposits ratio[5]	51.95	53.73	53.27
平均流動資金比率[6]	Average liquidity ratio[6]	41.26	—	39.88
資本充足比率[7]	Capital adequacy ratio[7]	14.68	—	14.38

1 經調整後每股盈利乃經調整附註7及附註15所述之股份合併的影響。

2 截至二零零二年及二零零一年六月三十日止六個月內(「期間」)之平均總資產回報率是按照除稅後溢利除以期內起首及結尾的總資產餘額之平均數計算。二零零一年之平均總資產回報率是按照除稅後溢利除以年內每日的總資產餘額之平均數計算。

3 平均股東資金回報率乃根據股東應佔溢利除以平均股東資金計算。平均股東資金以期內起首及結尾的股東資金餘額之平均數計算。(二零零一年平均股東資金已考慮期內所出現之資本化事項。)

1 Earnings per share, as adjusted is calculated after adjusting for the effect of the share consolidation as further described in Note 7 and Note 15 respectively.

2 Return on average total assets for the six months ended 30 June 2002 and 2001 (the "periods") are calculated by dividing the profit after taxation with the average of the opening and closing balance of total assets for the periods. Return on average total assets for the year 2001 is calculated by dividing the profit after taxation with the daily average balance of total assets for the year.

3 Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholders' funds are calculated as the average of the opening and closing balance of shareholders' funds for the periods. Average shareholders' funds for the year 2001 are calculated taking into account of certain capitalisation events.

綜合財務摘要*(續)* Consolidated Financial Highlights *(continued)*

4 於二零零二年六月二十六日，中國銀行(香港)有限公司(「中銀香港」)，向中國銀行開曼群島分行出售帳面總值約11,401,000,000港元(扣除特別準備約2,679,000,000港元)之貸款(附註21(a))。此等出售貸款於二零零一年十二月三十一日資產負債表內之餘額約為7,269,000,000港元，而已提取之特別準備則約為2,538,000,000港元。若出售已於二零零一年年底進行，則其時之不履約貸款將為9.06%。

5 貸存比率為期間結餘日數字。

6 截至二零零二年六月三十日止期間之平均流動資金比率為中銀香港在有關期內每月之平均流動資金比率之簡單平均數。二零零一年平均流動資金比率是中銀香港在二零零一年十月一日(重組合併日)至二零零一年十二月三十一日止三個月內每月之平均流動資金比率之簡單平均數。重組合併前，各合併行之流動資金比率是獨自管理。

7 未經調整資本充足比率為包括中銀香港及香港金融管理局按監管規定要求指定之附屬公司，並按照《銀行業條例》附表三綜合計算之比率。鑑於集團重組於二零零一年十月一日發生，中銀香港之資本充足比率自該日起才開始呈列。

4 On 26 June 2002, Bank of China (Hong Kong) Limited ("BOCHK") disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to Bank of China Grand Cayman Branch (Note 21(a)). As at 31 December 2001, the outstanding balance of non-performing loans which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such non-performing loans amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the non-performing loans as a percentage of total advances to customers would have been 9.06%.

5 Loans to deposits ratio is for the periods end.

6 The average liquidity ratio for the period ended 30 June 2002 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK. The average liquidity ratio for 2001 is calculated as simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001. Prior to the Restructuring and Merger, the liquidity ratio of each of the individual banks before the reorganisation was managed on an individual basis.

7 The unadjusted capital adequacy ratio is computed on the consolidated basis which comprises the positions of BOCHK and certain subsidiaries specified by the Hong Kong Monetary Authority for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance. The Restructuring and Merger occurred on 1 October 2001 and hence the Capital Adequacy Ratio for BOCHK was only presented as from that date.

主 席 報 告 書

在投資者的支持及全體員工的努力下，本公司於今年7月25日在香港聯合交易所成功上市。本公司上市是今年以來香港最大的公開招股活動及全球最大的公開招股活動之一，是中國國有商業銀行第一次成功利用境外資本市場，必將對香港金融市場的發展和中國內地金融業的改革產生積極的影響。

本公司招股之時，全球股市正處於低谷，市場極為動盪。然而，即使是在這樣不利的環境下，本公司的招股仍然獲得了市場的熱烈響應。這反映了投資者對本公司的基本素質抱有信心，對本公司的未來發展寄予期望。在此，我要對投資者表示衷心的感謝。

成功上市是本公司努力不懈的重大成果，但與其說這是一個圓滿的終點，不如說是一個充滿挑戰的新起點。上市標誌著本公司的發展進入了一個新階段，今後的工作任重而道遠。本公司上市成功，把自己置身於市場競爭的最前沿，將促進本公司建立良好的公司治理機制、高效的管理體制、嶄新的經營理念和企業文化。上市後，本公司管理層和所有員工正在觀念上和行動上積極適應作為上市公司的新要求，在企業經營透明度和市場監督程度提高的情況下大力發展業務，以經濟效益為股東創造最大的價值，確保本公司的發展步伐，並實踐對投資者的承諾。同時，作為良好的企業公民，本公司還將繼續履行對社會應盡的責任，以自己的實際行動回饋社會。

我相信，隨着全球經濟走出低谷，結合我們自身業務的發展、資產質量的提高及公司治理機制的完備，本公司將逐步邁向國際一流銀行的行列。

劉明康
主席
香港，二零零二年八月廿七日

Chairman's Statement

With the support from investors and the continued efforts of its entire staff, the Company was successfully listed on The Stock Exchange of Hong Kong Limited on 25 July, 2002. The initial public offering of the Company is the largest public offering in Hong Kong so far in 2002. It is also one of the largest public offerings worldwide in 2002. This is also the first time ever that a state-owned commercial bank made use of overseas capital market. It goes without saying that the Company's public offering will have a positive impact on the capital market development in Hong Kong and the capital market reform in the mainland of China.

The Company launches its initial public offering in the face of depressed global stock markets and volatile capital market. Despite the unfavourable market conditions, the Company's initial public offering received tremendous market response which reflect investors' confidence in the Company's fundamentals and their expectations of the Company's future development. I take this opportunity to express my sincere gratitude to all our investors.

The Company's successful listing is achieved through its dedicated efforts. However, the listing is not the end of the story. Rather, it marks the beginning of a challenging era and brings the Company's development into a new horizon. There are important missions lying ahead on a winding road. Our mission is to improve the Company's competitive edge through listing. In order to meet the challenges ahead, the Company will establish a sound corporate governance practice, efficient management framework, modern operational concept and corporate culture. Following the listing, the Company's Management and entire staff are now actively adapting to the rules and operating environment applicable to a listed company both in concept and in practice. Under enhanced operational transparency and market scrutiny, we will strive to further develop our business, create shareholder value, keep up with our pace of development and realise our promises to our investors. At the same time, as a good corporate citizen, we will continue to dedicate our commitments and contributions to the society.

I believe that as the global economy gains momentum coupled with our continuing business development, improvement in asset quality and establishment of sound corporate governance practice, the Company will be able to establish itself as an international first class bank.

LIU Mingkang
Chairman
Hong Kong, 27 August 2002

總裁報告

財務概述

財務表現

本集團之綜合財務業績須與2002年7月15日發表的招股書內涉及重組及合併內容一併考慮。本公司的主要營運附屬公司—中銀香港2001年上半年的財務業績僅為各參與合併實體在重組前的綜合財務業績，而由於各合併實體在合併前均為獨立經營，所以在風險和財務控制方面均有差異。本集團在合併後採用了一致的撥備準則及對各合併行的貸款客戶實施統一的貸款分類評級，因此，2001年上半年的財務業績不能完全代表本集團的綜合財務狀況。**若將本集團2002年上半年的財務業績與2001年同期比較，請注意前述之差異。**

在香港銀行業經營環境仍相當困難及充滿挑戰的情況下，本集團按照既定策略努力發展業務，在2002的首六個月錄得綜合股東應佔溢利34.18億港元，相當於本集團2002年溢利預測的54.4%。

本集團在2002年上半年推出一系列新產品及服務，並透過優化資產負債組合及調整定價策略，進一步提高盈利能力。此外，本集團通過出售貸款(當中包括不履約貸款)予中國銀行開曼群島分行、註銷呆壞帳、加緊催理及實施全面的信貸風險管理機制等措施，本集團的不履約貸款比率有所減低。同時，本集團持續優化分行網絡及提升運作效率，令員工薪酬支出顯著減少。

就兩期數據比較，2002年上半年，本集團之綜合股東應佔溢利較2001年同期減少18.5%；提取準備前的經營溢利則下跌15.7%，而為60.02億港元。

當計及股份合併的影響，2002年上半年經調整的每股盈利為0.323港元，而平均總資產回報率及平均股東資金回報率以年率計分別為0.93%及12.92%。

淨利息收入

2002年上半年的淨利息收入為68.91億港元，較2001年同期下降8.43億港元或10.9%。淨息差上升25點子至1.85%，而淨利息收益率則輕微上升1點子至1.98%。雖然回報較高的證券投資有所增加，令淨利息收益率上升14點子，惟被市場利率顯著下降使無利息成本資金之收益下降23點子，以及樓宇按揭息差收窄使淨利息收益率下降11點子的因素所抵銷。

財務概述(續)

其他經營收入

2002年上半年的其他經營收入為20.1億港元，較去年同期下降2.46億港元或10.9%。服務費和佣金收入下降7.6 %至17.05億港元。2002年上半年，通過拓展業務，代理基金銷售等項目的收益有顯著增長，但是受市場環境不振及同業間競爭激烈影響，押匯、證券代理及貸款業務的相關服務費和佣金收入均下降。服務費和佣金支出也下跌了7.5%至3.57億港元，使服務費和佣金淨收入較去年同期下跌7.7%。

經營支出

2002年上半年錄得28.99億港元的經營支出，比去年同期上升0.31億港元或1.1%。經營支出上升的主因是重估房產引致折舊費用上升。

2002年上半年折舊費用增加1.46億港元或68.5%而為3.59億港元。若撇除自置固定資產的折舊費用，經營支出則較去年同期下跌1.15億港元或4.3%，此乃重組及合併後帶來的協同效益。

其他經營支出增加0.45億港元或12%而為4.19億港元，主要是廣告開支上升所致。

折舊費用及其他經營支出的增加，部份被員工薪酬支出和房產及設備支出(不包括折舊)的減少所抵銷。員工薪酬支出(包括董事酬金)下跌1.44億港元或7.6%而為17.61億港元，主因是本集團進行理順工作流程令員工人數減少所致。截至2002年6月30日，本集團員工人數為13,191人，較去年同期下跌8.3%。房產及設備支出(不包括折舊)則下降0.16億港元或4.3%至3.6億港元。

由於經營收入下降及經營支出溫和上升，成本對收入比率由2001年上半年的28.7%上升至2002年同期的32.6%。

財務概述(續)

資產質素

計提呆壞帳準備淨額

2002年上半年之計提呆壞帳準備淨額(即減去收回款項及撥回特別呆壞帳準備後的淨額)為17.66億港元,較2001年同期減少0.82億港元或4.4%。因為本集團致力加強催理工作及設置專職的特殊資產管理部,所以2002年上半年經催理收回已註銷的貸款達3.5億港元,較去年同期增加52.8%。

不履約貸款

截至2002年6月30日止,不履約貸款較2001年年底減少70.14億港元或19.8%而為284.98億港元。不履約貸款下跌的原因是本集團於2002年6月出售了帳面總值114.01億港元之貸款(當中包括70.29億港元的不履約貸款)予中國銀行開曼群島分行。除此之外,上半年註銷了10.13億港元的呆壞帳亦有助減低不履約貸款的水平。因此,不履約貸款佔客戶貸款總額之比率由2001年12月底的10.99%下降至2002年6月底的8.97%。

本集團秉持穩健及足夠的撥備政策,並遵照香港金融管理局的標準提撥準備。

特別呆壞帳準備對不履約貸款比率及呆壞帳準備對不履約貸款比率分別由2001年年底的29.8%及48.2%,改善至2002年6月底的31.6%及54.5%。呆壞帳準備對客戶貸款總額比率則從上年底的5.3%下跌至4.9%。

財務狀況

資產

截至2002年6月30日止,資產總額較2001年年底減少283.62億港元或3.7%。中銀香港為本地註冊經營銀行業務的獨立法人,在合併後制訂了本身的流動資金管理政策及機制,期內從中國銀行調回546.35億港元同業拆放資金,致使資產總額有所下降。在2002年上半年,本港貸款市場需求仍然疲乏,本集團的客戶貸款總額較去年底下跌54.04億港元或1.7%,主要是受到本集團於2002年6月出售貸款的影響。若撇除此因素,本集團的客戶貸款總額應錄得1.9%的升幅。

財務概述 *(續)*

按地區分類之客戶貸款分析，貸款仍以香港為主。與香港有關的貸款下跌50.61億港元或1.6%，而與中國內地有關的貸款下降14.05億港元或18.1%，其他地區的貸款則上升10.62億港元或24.5%。本集團將繼續穩健地發展中國內地業務。

本集團持續調整資金投放策略，進一步優化資產結構，藉此提升資產回報。因此，本集團從過往側重同業拆放改為增持證券投資。本集團截至2002年6月底持有之存款證、持有至到期日之證券、投資證券及其他證券投資共計1,688.36億港元，佔資產總額的22.9%，總餘額較2001年年底的1,266.75億港元增加421.61億港元，增幅為33.3%。

負債

2002年6月底之負債總額較2001年年底減少298.64億港元，減幅4.2%，下跌原因是中國銀行提回存放於本集團約410億港元的同業拆放資金。

雖然2002年上半年香港整體客戶存款略有下降，但本集團仍能保持穩定的存款客戶基礎。截至2002年6月底，客戶存款總額比2001年年底增加50.42億港元或0.8%。本集團專注控制資金成本，在2002年上半年竭力優化存款結構並修訂存款定價策略，藉以拉近與同業之水平。定期存款與儲蓄存款的利率差距在2002年上半年內仍持續收窄，因而導致定期存款資金流向流動性較高的儲蓄存款，令本集團整體資金成本得以改善。

受香港貸款需求不振及本集團出售貸款的影響，貸存比率從2001年12月底的53.3%降至2002年6月底的52%。

本集團截至2002年6月底的外幣資產及負債並沒有出現重大的錯配情況，因此貨幣風險有限。

流動資金與資本實力

本集團於2002年上半年之平均流動資金比率為41.3%，而2001年10月1日(重組及合併日)至2001年12月31日止三個月的平均流動資金比率則為39.9%，反映資金流動性維持在寬裕水平。本集團保持充裕的資本，2002年6月30日之資本充足比率為14.7%，而去年底則為14.4%。

業務回顧

2002年上半年，本集團發揮重組合併帶來的優勢和機會，成功地擴展了我們的產品和服務，進一步優化了分行網絡，各項業務皆取得良好進展。

零售銀行業務

為提高分行網絡效益， 本集團持續進行網絡優化重整。上半年撤併分行8家， 開立新分行1家， 分行總數減至358家。本集團正在進行各類「樣板分行」的選點和設計工作， 包括全功能分行、投資中心、個人理財中心、自助銀行服務分行及貴賓服務分行等。試點工作將於本年底或明年初完成，並投入營運。

在樓按業務方面， 本集團持續推出多樣化的產品和服務。上半年， 本集團在香港的私人樓宇按揭放款餘額(不計居屋放款)取得3.9%的增長。我們還推出了一些新的或經改良的私人信貸產品， 如「重建搬遷易用錢」、「備用錢」及「裝修貸款」，以方便客戶資金週轉。此外，亦為投資理財客戶提供了基金抵押服務，使客戶可靈活調動資金處理各項投資理財計劃。

為更好地服務客戶， 我們在上半年內推出了多種嶄新的投資理財產品和服務，包括「保本基金」、「零售債券」、與股票期權掛鉤的「股權寶」、「月供股票投資計劃」等。除此之外，本集團已開始研究引進客戶關係管理系統(CRM)，同時培養和擴大理財隊伍， 以配合未來業務發展需要。

本集團上半年代售零售債券24.87億港元，另外代售8種保本基金共30.81億港元。其中由本集團獨家代售的「中銀香港　中銀保誠　澳元保證基金」，是以非美元的外幣作為結算貨幣的保證基金，在本港乃屬首創，客戶反應熱烈。而另一產品「期權寶」業務量也較去年同期增加一倍。

業務回顧 *(續)*

信用卡業務繼續成為本集團核心業務之一。上半年在發卡量、卡戶應收帳及簽帳額方面，比去年同期錄得雙位數的增長。上半年成功推出迎合女士需要的「Y-not」卡，吸納了約25,000新卡戶；另一重點產品 — 長城國際卡，發卡量更較去年同期升逾110%。本集團率先在港發行人民幣信用卡。 透過本集團清算的商戶交易量，香港地區比去年同期增長2%；中國地區保持市場領先地位，比去年同期強勁增長17%。

受持續疲弱的經濟環境及個人破產個案不斷增加的影響，本集團2002年上半年信用卡撇帳年率升至7.45%。為提高資產質量，我們檢討和收緊了信用卡信貸政策。

企業銀行業務

本集團在本港企業貸款市場佔有重要地位。除拓展雙邊貸款業務外，本集團積極發揮重組合併及強大客戶關係網絡的優勢，更有效地發展銀團貸款。本集團在銀團貸款業務方面從參與行的角色轉移至以擔任安排行為重點，以增加非利息收益， 提升市場地位。

對於中小企業客戶，本集團推出了「中小型企業特惠貸款計劃－中小企無抵押貸款」，並與政府合作，參與推行由政府作出部份擔保資助的「中小企業營運設備及器材信貸保證計劃」，協助中小企業客戶提升生產力。

本集團上半年與母公司中國銀行在多項領域建立了合作關係，包括企業貸款、金融機構服務、清算支付、資金業務、貿易融資及託管項目等。部份合作計劃已取得了良好進展。

金融機構業務

本集團在原有深圳—香港港幣支票單向結算業務的基礎上，於近期分別與深圳及廣州外管局簽訂了業務協議；並與深圳金融電子結算中心及廣州銀行電子結算中心簽訂了服務協議，開展了三地港幣支票雙向結算業務，成為此項業務的代理銀行。

本集團繼續與內地金融機構擴大業務往來，並加快發展深、港即時支付結算系統(RTGS)聯網項目，以便爭取為香港與內地銀行間的資金劃撥建立起一套即時、安全、低成本的電子渠道。

業務回顧 *(續)*

資金業務

重組合併後，本集團建立了一個以客戶為導向的平台，強化了資金業務的隊伍， 向目標客戶提供市場營銷、銷售、支援和專業服務， 成功地提高了財資產品和服務的交叉銷售水平。截至2002年6月底，資金業務客戶數目較2001年年底有1倍多的增長。通過增加與內地有關的產品及服務，至今年6月底，內地中小金融機構存於本集團的資金較2001年年底上升6%。

中國業務及內地分行業務

本集團在內地共有14家分行，其中12家分行已獲准經營全面外匯業務，向各類客戶(包括內地居民和內地企業)提供外匯服務。現在，本集團有3家國內分行可經營部份人民幣業務，另外5家分行亦在申辦經營外國人、港澳台人士及三資企業的人民幣業務牌照。

為把握中國加入世界貿易組織後所帶來的巨大商機，本集團率先與中國銀行深圳分行等合作推出國內樓按供款自動轉帳(AFT)服務，為本港市民在內地置業提供「任選供款方式、任選港幣供款或任選人民幣供款」服務，提供了更方便靈活的供款選擇。

後勤營運

本集團通過進一步提高後台操作的標準化。通過改進業務流程、提升系統功能、實現檔案集中化管理，提高了後線業務的管理水平和工作績效，降低了費用開支。上半年進行了環球資金收付系統及資料處理集中化系統兩個項目的市場調研分析，規劃了今後的發展藍圖，同時還啟動了放款流程電子化系統第一階段的開發工作，預計將於今年第四季度實現第一階段的投產，屆時放款操作的自動化程度將大為提高。

業務回顧(續)

資訊科技基礎建設

本集團落實資訊科技的組織轉型，對當前的資訊科技基礎設施實行大規模升級，以更好地配合當前的業務運作和未來的業務策略。上半年若干重大項目取得了實質進展。

人力資源管理

配合上市，本集團在上半年完成了認股權計劃及股份儲蓄計劃的設計工作，並積極探索改革現有薪酬激勵機制的方案。為改善員工隊伍的質素，本集團同時加大了對中高層人員及前線營銷人員的培訓力度，亦積極向外招聘具經驗的專門人才，以配合業務發展的需要。

截至2002年6月30日，本集團人數共減少237人而為13,191人。

展望

隨著全球股票市場在2002年7月份的下滑，香港經濟前景進入了不明朗階段。今年初市場普遍預計美國及香港會加息，現在可能不會出現，取而代之的是減息的可能，這將對淨息差及無息資金回報帶來進一步的壓力。在這一環境下，下半年銀行的經營環境仍將困難。

儘管面對這困境，本集團仍會繼續發揮現有優勢，開拓重組及上市帶來的新的商機，提高股東回報。

本集團計劃與中國銀行、中銀集團聯營公司及其他第三方密切合作，開發並提供更加多元化的產品及服務，以提高我們的市場滲透率及交叉銷售率。本集團將注重高回報業務，並不斷開發創新業務，特別是財富管理服務。

本集團將會透過採用更有效的信貸控制及風險管理系統，致力改善資產質素。

本集團將會不斷提升資訊科技系統、優化分行網絡及後勤營運效率，從而大幅提高經營效率和協同效應。

本集團將會繼續改善資產負債管理，以優化資產負債組合、資本金來源，提高回報。

藉著龐大的香港客戶基礎及14家設於內地的分行，本集團將充分利用中國內地進一步開放金融及銀行業市場帶來的商機。而在內地擁有龐大的分行網絡的中國銀行，將為中銀香港拓展內地市場方面提供獨具的優勢。

本集團將竭力為客戶提供高效優質的銀行服務。在股東、客戶及員工的不斷支持下，我們有信心在未來創造更佳的成績。



劉金寶
副主席兼總裁
香港，二零零二年八月廿七日

Chief Executive's Report

Financial Overview

Financial Performance

Our consolidated financial results must be viewed in light of the Restructuring and Merger as described in our Prospectus dated 15 July 2002. The results of BOCHK, our principal operating subsidiary, for the first half of 2001 were the combined results of the merging entities before the reorganisation. As these entities were previously operating autonomously with different risk and financial control systems, these results may not be representative of the consolidated results of the Group. After the merger, we have adopted common provisioning standard and alignment of classification to all accounts of the merging entities. **When drawing comparisons of the financial results of the Group for the first half of 2002 with those of the corresponding period last year, we would like to draw your attention to the above-mentioned differences.**

In the first six months of 2002, we strove to develop our business as planned against the backdrop of a difficult and challenging operating environment, and achieved a consolidated profit attributable to shareholders of HK$3,418 million. This results represented 54.4% of our profit forecast for the year 2002.

In the first half of 2002, the Group launched a range of new products and services and improved profitability through optimising our asset-liability mix and adjusting our pricing. We reduced our non-performing loan ratio through a combination of disposal of loans (including non-performing loans) to Bank of China Grand Cayman Branch, write-off of bad and doubtful debts, aggressive collection efforts, and the implementation of a comprehensive credit risk management system, etc. In addition, we continued to place emphasis on the rationalisation of our branch network and improvement in efficiency, which have significantly reduced our staff costs.

Our Group's net profit attributable to shareholders in the first half of 2002 represented a decrease of 18.5% as compared with the first half of 2001. Operating profit before provisions decreased by 15.7% to HK$6,002 million in the first half of 2002.

After taking the effect of the share consolidation into account, earnings per share as adjusted for the six months ended 30 June 2002 was HK$0.323. Return on average total assets and return on average shareholders' funds on an annualised basis were 0.93% and 12.92%, respectively.

Net interest income

Net interest income was HK$6,891 million for the first half of 2002, a decrease of HK$843 million or 10.9% from the corresponding period in 2001. Net interest spread rose by 25 basis points to 1.85%, while net interest margin rose marginally by 1 basis point to 1.98%. Increased holdings of higher yielding securities helped improve net interest margin by 14 basis points. This was offset by a 23 basis points reduction in contribution from cost free fund as a result of the drastic fall in market interest rates, coupled with an 11 basis points reduction in contribution from mortgages as a result of reduction in mortgage yield.

Financial Overview *(continued)*

Other operating income

Other operating income totalled HK$2,010 million in the first half of 2002, a fall of HK$246 million or 10.9% from the first half of 2001. Fees and commission income declined by 7.6% to HK$1,705 million. In the first half of 2002, we explored business opportunities and accomplished significant growth in return from sale of funds, etc. However, the increased contribution from our investment product services was offset by a drop in fees and commission income generated from bills, stock brokerage and loan origination due to poor market conditions and more intense competitions. Fees and commission expenses fell by 7.5% to HK$357 million. As a result, net fees and commission income declined by 7.7% as compared with the same period in 2001.

Operating expenses

Operating expenses in the first half of 2002 amounted to HK$2,899 million, representing an increase of HK$31 million or 1.1% as compared with the same period in 2001. The increase in operating expenses was primarily due to the increase in depreciation expenses arising from the revaluation of our premises.

The depreciation expenses rose by HK$146 million or 68.5% to HK$359 million in the first half of 2002. If we excluded the depreciation expenses related to our own fixed assets, the operating expenses would have recorded a decrease of HK$115 million or 4.3% as compared with the corresponding period in 2001. This decline was largely due to cost synergies from the merger and ongoing restructuring.

Other operating expenses also increased by HK$45 million or 12% to HK$419 million, mainly attributable to the rise in advertising expenses.

The increase in depreciation and other operating expenses was partially offset by the decline in staff costs and premises and equipment expenses (excluding depreciation). Staff costs (including directors' emoluments) declined by HK$144 million or 7.6% to HK$1,761 million, due to a reduction in number of staff as part of our rationalisation initiatives. The number of staff was 13,191 as at 30 June 2002, representing a decrease of 8.3% as compared with the end of first half of 2001. Premises and equipment expenses (excluding depreciation) fell by HK$16 million or 4.3% to HK$360 million.

As a result of a decrease in operating income and a modest increase in operating expenses, the cost to income ratio rose from 28.7% for the first half of 2001 to 32.6% for the same period of 2002.

Financial Overview *(continued)*

Asset Quality

Net charge for bad and doubtful debts

In the first half of 2002, the net charge for bad and doubtful debts (net of recoveries of advances and releases of specific provisions) decreased by HK$82 million or 4.4% to HK$1,766 million, as compared with that over the same period in 2001. Total recoveries of advances previously written off were HK$350 million for the first half of 2002, 52.8% more than those in the same period in 2001. This improvement stemmed from our focus on loan recoveries and setting up of our Special Assets Management Department.

Non-performing loans

As at 30 June 2002, non-performing loans decreased by HK$7,014 million or 19.8% to HK$28,498 million, as compared with 31 December 2001. The decline was a result of the disposal of loans with total gross book value of HK$11,401 million (of which HK$7,029 million are non-performing loans) to Bank of China Grand Cayman Branch in June 2002. The write-off of the bad and doubtful debts amounting to HK$1,013 million also helped lower our non-performing loans. As a result, the percentage of non-performing loans to total gross advances to customers reduced from 10.99% as at 31 December 2001 to 8.97% as at 30 June 2002.

Our Group has employed a prudent and conservative policy in making provision for bad and doubtful debts, complying with the guidelines set by the Hong Kong Monetary Authority.

Specific provisions coverage ratio for non-performing loans and loan loss provision ratio improved from 29.8% and 48.2% as at 31 December 2001 to 31.6% and 54.5% respectively as at 30 June 2002. The ratio of total provisions for bad and doubtful debts to gross advances to customers fell to 4.9%, as compared with 5.3% at the end of last year.

Financial Position

Assets

As at 30 June 2002, total assets decreased by HK$28,362 million or 3.7% as compared with 31 December 2001. After the merger, operating as a locally incorporated independent entity, BOCHK has its own liquidity management policies and mechanism. Consequently, it withdrew the inter-bank placement of HK$54,635 million with Bank of China, resulting in a drop in total assets. During the first half of 2002, the Hong Kong market continued to experience sluggish loan demand. Our gross advances to customers decreased by HK$5,404 million or 1.7% as compared with 31 December 2001. This fall was primarily due to our loan disposal in June 2002. However, excluding the loan disposal in June 2002, the Group's advances to customers would have recorded a rise of 1.9%.

Financial Overview *(continued)*

In terms of geographical dispersion of our loan portfolio, Hong Kong related loans accounted for the majority, down by HK$5,061 million or 1.6%. Loans in connection with Mainland China fell by HK$1,405 million or 18.1% and loans to other geographical areas grew by HK$1,062 million or 24.5%. We will continue to develop our Mainland China business solidly.

The Group has further optimised the asset structure by revising its investment strategies to enhance yield on assets. The Group increased its exposure to debt securities relative to inter-bank placements. Certificates of deposit held, held-to-maturity securities, investment securities and other investments in securities as at 30 June 2002 amounted to HK$168,836 million, representing 22.9% of total assets, and the total balance increased by HK$42,161 million from HK$126,675 million as at 31 December 2001, an increase of 33.3%.

Liabilities

As at 30 June 2002, total liabilities decreased by HK$29,864 million or 4.2% as compared with 31 December 2001. This decline was attributable to the withdrawal of inter-bank funds of approximately HK$41,000 million by Bank of China.

Despite the fall in customer deposits in Hong Kong during the first half of 2002, the Group was able to maintain a stable customer deposit base. Deposit balance increased by HK$5,042 million or 0.8% from 31 December 2001. In an effort to manage the cost of funding, the Group sought to optimise the deposit structure and revised the deposit pricing strategy to be in line with our peers during the first half of 2002. The tightening of the interest rate gap between fixed deposits and savings deposits persisted in the first half of 2002, resulting in fixed deposits funds shifting to more liquid savings deposits. This lowered our overall cost of funding.

Lackluster loan demand in Hong Kong together with the loan disposal resulted in a decrease of the loans to deposits ratio from 53.3% as at 31 December 2001 to 52% as at 30 June 2002.

As at 30 June 2002, the Group had no significant mismatches between assets and liabilities in all foreign currencies and hence the exposure to currency risks was limited.

Liquidity and capital strength

The Group maintained ample liquidity with the average liquidity ratio of 41.3% for the first half of 2002, as compared with 39.9% for the 3 months from 1 October 2001 (the date of the Restructuring and Merger) to 31 December 2001. We remained well capitalised with a capital adequacy ratio of 14.7% as at 30 June 2002, as compared with 14.4% as at 31 December 2001.

Operations Review

In the first half of 2002, we continued to leverage our strengths and capitalise on the opportunities arising from the Restructuring and Merger. We successfully introduced a broad range of new products and services, further rationalised our branch network, and made good progress in our business.

Retail Banking

To improve distribution efficiency, we continued to reengineer our distribution channels. In the first half of 2002, we combined 8 branches with their neighboring branches, established a new branch, and reduced the number of branches to 358. We began our "Model branches" pilot program for different types of branches, including Full Service Branches, Investment Centers, Personal Financial Service Centers, Self Service Branches and VIP Branches. We are now working on site selection and layout design. We will complete the pilot program and commence operation by the end of this year or early next year.

We have continued to provide diversified mortgage products and services. In the first half of 2002, our residential mortgages in Hong Kong, excluding those under the Home Ownership Scheme, rose by 3.9%. We have also launched a number of new or improved personal loan products, such as "Urban Renewal Authority Home Bridging Loan", "Standby Overdraft" and "Decoration Loan", which will further facilitate cash management of our customers. We have also offered credit facilities secured by investment funds to our investment customers to allow greater flexibility in managing their investments.

To better serve our customers, we have introduced a broader range of wealth management products and services, including "Guaranteed Fund", "Retail Bonds", "Equity Linked Deposit" (a product combining the features of term deposit and stock option), "Monthly Stocks Savings Plan", etc. In addition, we have begun to introduce the Customer Relationship Management ("CRM") System. We are currently expanding our financial consulting team to meet future needs.

During the first half of 2002, sale of retail bonds amounted to HK$2,487 million. In addition, the sale of 8 guaranteed funds amounted to HK$3,081 million. Among those, "BOCHK BOCI-Prudential AUD Australia Growth Guaranteed Fund" was the first non-US dollar denominated guaranteed fund in Hong Kong and was warmly received by the market. Another product — the "Currency Option Deposit" doubled in transaction volume when compared with that in the first half of last year.

Operations Review *(continued)*

The credit card business continues to be one of our core businesses. For the first half of 2002, the number of cards, credit card receivables and cardholder spending experienced double-digit growth as compared with the same period last year. We successfully launched the "Y-not" credit card to target our female customers, which increased our customer base by about 25,000 cards. The Great Wall International Card is another focus product of our credit card business. We achieved over 110% growth in the number of Great Wall International Card issued as compared with that in the same period of last year. We were the first in the market to provide RMB credit cards to our customers. Our merchant acquiring business remains healthy with a 2% growth in Hong Kong and 17% rapid growth in China. We continue to maintain our leading position in Mainland China.

In light of the persistent sluggish economic environment, and rising personal bankruptcies in Hong Kong, our annualised credit card charge-off ratio increased to 7.45% in the first half of 2002. To safeguard our asset quality, we have reviewed and tightened our credit policies.

Corporate Banking

We have a strong position in the local corporate and commercial lending markets. In addition to continuously building close bilateral banking relationships with our corporate customers, we are actively leveraging our restructuring and merger and our extensive corporate customer network to develop our syndicated loan business more effectively. By shifting our focus to an arranger role rather than a participant role in syndicated loan transactions, we intend to increase our non-interest income and enhance our position in the syndicated loan market.

For our small and medium-sized enterprise ("SME") customers, we have introduced unsecured financing schemes. We have also joined and launched the SME installations and Equipment Loan Guarantee Scheme introduced by the HKSAR Government to help enhance productivity and competitiveness of our SME customers.

We have established a very cooperative relationship with our parent, Bank of China, in a variety of areas, including corporate lending, financial institution services, settlement, treasury, trade finance and custodian services, etc. Some of these areas have already shown good progress.

Financial Institution Services

In addition to the unilateral clearing for HK dollar cheque for Shenzhen, we have been mandated as the HK dollar cheque bilateral clearing agency for both Guangzhou and Shenzhen in Mainland China after the signing of business and service agreements with the local authorities.

We have actively taken part in developing the Shenzhen-Hong Kong Real Time Gross Settlement ("RTGS") System in order to provide real time, safe and low cost electronic means of fund transfer between Shenzhen and Hong Kong.

Chief Executive's Report *(continued)*

Operations Review *(continued)*

Treasury

We have developed a customer-driven treasury platform and set up dedicated treasury teams to provide marketing and sales support and expertise to our key customers for sophisticated treasury products. Benefiting from our large customer base, extensive distribution channels and synergies created by the restructuring, we have successfully enhanced the cross selling of our treasury products and services. By the end of June 2002, the number of our treasury customers doubled when compared with the end of last year. By expanding Mainland China related products and services, our deposits from small to medium sized Mainland China financial institutions increased 6% in the first half of 2002.

China Related Business and Mainland Branches

The Group has a total of fourteen Mainland branches. Twelve of these branches are eligible for conducting full foreign currency services to all kinds of customers including local individuals and locally funded enterprises in China. Three of our Mainland branches are eligible to conduct RMB business on a limited scope. Another five branches have applied for the license to provide RMB business to foreign individuals and foreign funded enterprises.

As a result of the China's entry into the World Trade Organisation, we are cooperating closely with Mainland China to fully exploit the potential of future business opportunities. We have recently joined hands with Bank of China Shenzhen Branch to provide Automated Fund Transfer ("AFT"), a service for Hong Kong residents who have purchased properties in Mainland China. A variety of mortgage repayment plans with currency options were introduced to increase payment flexibility for our customers.

Back-office Operations

We have further standardised our back-office operations. Through improving our workflow and upgrading our system functions, we have enhanced our operational efficiency, manpower and thus achieved cost savings. Also by centralising the loans documentary management, we have saved storage space and hence reduced our operating costs. During the first half of the year, we completed the feasibility study and finalised the blueprint of the Global Payment System Project and Information Processing Centralisation Project. For the Credit Workflow System Project, the first phase of system development has kicked off and it will be scheduled to launch in the fourth quarter this year. We expect most of our loan processes will be automated upon completion.

Operations Review *(continued)*

Information Technology

We have begun to transform our information technology organisation and significantly upgrade our current information infrastructure to allow us to better support our current business operations as well as our business strategies. During the first half of 2002, a number of key projects made solid progress.

Human Resources

In alignment with the initial public offering, we have designed the Stock Option Scheme and Sharesave Plan in the first half of this year, and are actively seeking to reform the existing compensation and incentive mechanism. At the same time, we have initiated work on enhancing our employee profile within our organisational structure. To improve the quality of employees, we have expanded the training efforts for senior to middle management and front-line staff. Coupled with this is our recruitment activity, which targets experienced professionals in the market to cater for business development needs.

In the first half of 2002, the number of employees of the Group reduced by 237 to 13,191.

Chief Executive's Report *(continued)*

Prospects

The outlook for Hong Kong's economy enters into a phase of uncertainty following the tumble of the world equity markets in July 2002. The interest rate hike in the U.S. and Hong Kong anticipated earlier this year might not come about. Instead, speculation is building up for a lowering of interest rates, which would put further pressure on the interest rate margin and return from cost free funds. Against this background, the banking environment in the second half of 2002 will remain difficult.

Despite the difficult operating environment, we will continue to build on our core strengths and exploit new opportunities arising from our restructuring and the initial public offering so as to enhance shareholders' value.

Working with Bank of China, Bank of China Group affiliates and leading third parties, we plan to develop and distribute a broader portfolio of products and services to increase our penetration rate and cross-selling ratio. We will focus on higher ROE and innovative business, particularly in the areas of wealth management.

We will continue to improve our asset quality by adopting more effective credit control and risk management systems.

We will continue to capture significant efficiency and synergy gains by upgrading information technology systems and streamlining our branch network and back offices.

We will continue to improve our overall balance sheet management so as to optimise our asset liability mix, capital sourcing and yield.

By leveraging our customer base in Hong Kong and our existing 14 Mainland branches, we will fully exploit the business opportunities resulting from the further opening of the financial and banking markets in Mainland China. With extensive branch network in Mainland China, Bank of China's franchise will give BOCHK a unique international gateway into China.

We are committed to providing efficient and quality financial services to our customers. With the continued support of our shareholders, customers and staff, we are confident that we can achieve better results in the years to come.

LIU Jinbao
Vice Chairman and Chief Executive
Hong Kong, 27 August 2002

綜合損益表（未經審核）
Consolidated Profit and Loss Account (Unaudited)

		附註 Note	截至二零零二年六月三十日止六個月 Six months ended 30 June 2002 港幣百萬元 HK$'m	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001 港幣百萬元 HK$'m
利息收入	Interest income		10,958	23,261
利息支出	Interest expense		(4,067)	(15,527)
淨利息收入	**Net interest income**		6,891	7,734
其他經營收入	Other operating income	2	2,010	2,256
經營收入	**Operating income**		8,901	9,990
經營支出	Operating expenses	3	(2,899)	(2,868)
提取準備前的經營溢利	**Operating profit before provisions**		6,002	7,122
計提呆壞帳準備	Charge for bad and doubtful debts		(1,766)	(1,848)
提取準備後的經營溢利	**Operating profit after provisions**		4,236	5,274
出售固定資產之淨盈利	Net gain from disposal of fixed assets		8	10
出售持有至到期日證券及投資證券之淨(虧損)／盈利	Net (loss)/gain from disposal of held-to-maturity securities and investment securities		(2)	7
持有至到期日證券及投資證券減值之準備(計提)／撥回	(Provision)/write-back of provision for impairment in held-to-maturity securities and investment securities		(7)	6
投資聯營公司之減值準備	Provision for impairment in investment in associates		(30)	—
應佔聯營公司之淨盈利	Share of net profits of associates		6	77
重組撥備費用	Charge for restructuring provision		—	(295)
除税前溢利	**Profit before taxation**	4	4,211	5,079
税項	Taxation	5	(730)	(808)
除税後溢利	**Profit after taxation**		3,481	4,271
少數股東權益	Minority interests		(63)	(76)
股東應佔溢利	**Profit attributable to shareholders**		3,418	4,195
股息	**Dividends**	6	1,935	—
			港幣元 HK$	港幣元 HK$
每股盈利	**Earnings per share**	7	0.065	0.079
經調整後每股盈利	**Earnings per share, as adjusted**	7	0.323	0.397

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

綜合資產負債表 Consolidated Balance Sheet

		附註 Note	未經審核 二零零二年 六月三十日 Unaudited As at 30 June 2002 港幣百萬元 HK$'m	二零零一年 十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
資產	ASSETS			
現金和短期資金	Cash and short-term funds	8	109,408	196,255
於一至十二個月內到期之銀行和其他金融機構存款	Placements with banks and other financial institutions maturing between one and twelve months		100,918	80,773
貿易票據	Trade bills		584	382
持有之存款證	Certificates of deposit held	9	17,471	19,474
香港特區政府之負債證明書	Hong Kong SAR Government certificates of indebtedness		28,290	25,510
持有至到期日證券	Held-to-maturity securities	10	102,555	50,988
投資證券	Investment securities	11	50	44
其他證券投資	Other investments in securities	12	48,760	56,169
貸款及其他帳項	Advances and other accounts	13	303,983	308,108
投資聯營公司	Investments in associates		366	416
固定資產	Fixed assets		20,636	21,049
其他資產	Other assets		4,757	6,972
資產總額	Total assets		737,778	766,140
負債	LIABILITIES			
香港特區之流通紙幣	Hong Kong SAR currency notes in circulation		28,290	25,510
銀行和其他金融機構之存款及結餘	Deposits and balances of banks and other financial institutions		16,115	55,295
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers		611,470	606,428
發行之存款證	Certificates of deposit issued		5,000	5,000
其他帳項及準備	Other accounts and provisions	14	22,165	20,671
負債總額	Total liabilities		683,040	712,904
資本	CAPITAL RESOURCES			
少數股東權益	Minority interests		1,084	1,066
股本	Share capital	15	52,864	52,864
儲備	Reserves	16	790	(694)
股東資金	Shareholders' funds		53,654	52,170
資本總額	Total capital resources		54,738	53,236
負債及資本總額	Total liabilities and capital resources		737,778	766,140

綜合現金流量表（未經審核） Consolidated Cash Flow Statement (Unaudited)

		截至二零零二年六月三十日止六個月 Six months ended 30 June 2002 港幣百萬元 HK$'m	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001 港幣百萬元 HK$'m
經營業務	Operating Activities		
經營業務之現金流出淨額	Cash generated by operations	(27,547)	(63,108)
出售貸款予中國銀行開曼群島分行	Disposal of loans to Bank of China Grand Cayman Branch	8,722	—
已付香港利得稅	Hong Kong profit tax paid	(202)	(84)
已付海外利得稅	Overseas profit tax paid	(11)	(14)
經營業務之現金流出淨額	Net cash outflow from operating activities	(19,038)	(63,206)
投資業務	Investing activities		
購入固定資產	Purchase of fixed assets	(26)	(70)
出售固定資產	Disposal of fixed assets	9	16
出售投資證券	Disposal of investment securities	—	28
出售聯營公司	Disposal of associates	—	3
已收聯營公司股息	Dividend received from associates	2	—
投資業務之現金流出淨額	Net cash outflow from investing activities	(15)	(23)
融資前之現金流出淨額	Net cash outflow before financing	(19,053)	(63,229)
融資	Financing		
合併分行匯返溢利	Remittance of profit by merging branches	—	(3,034)
支付普通股之股息	Dividend paid on ordinary shares	—	(193)
支付附屬公司小數權益股東之股息	Dividend paid to minority shareholders in subsidiaries	—	(62)
融資之現金流出淨額	Net cash outflow from financing	—	(3,289)
現金和現金等同項目之減少	Decrease in cash and cash equivalents	(19,053)	(66,518)
一月一日之現金和現金等同項目	Cash and cash equivalents at 1 January	120,664	184,680
六月三十日之現金和現金等同項目	Cash and cash equivalents at 30 June	101,611	118,162

綜合現金流量表(未經審核)(續) Consolidated Cash Flow Statement (Unaudited) *(continued)*

		二零零二年六月三十日 30 June 2002 港幣百萬元 HK$'m	二零零一年六月三十日 30 June 2001 港幣百萬元 HK$'m
現金及現金等同項目結存分析	Analysis of the balances of cash and cash equivalents		
現金和銀行及其他金融機構結存	Cash and balances with banks and other financial institutions	5,217	48,072
即期及短期通知存款(原到期日在三個月內)	Money at call and short notice with original maturity within three months	72,193	101,883
國庫券(原到期日在三個月內)	Treasury bills with original maturity within three months	4,904	6,742
銀行和其他金融機構存款(原到期日在三個月內)	Placements with banks and other financial institutions with original maturity within three months	34,302	22,684
持有存款證(原到期日在三個月內)	Certificates of deposit held with original maturity within three months	—	3,733
銀行和其他金融機構之存款及結餘(原到期日在三個月內)	Deposits and balances of banks and other financial institutions with original maturity within three months	(15,005)	(64,952)
現金及現金等同項目	Cash and cash equivalents	101,611	118,162

綜合權益變動結算表（未經審核）

Consolidated Statement of Changes in Equity (Unaudited)

		股本 Share capital	合併儲備 Merger reserve	房產重估儲備 Premises revaluation reserve	投資物業重估儲備 Investment properties revaluation reserve	換算儲備 Translation reserve	留存溢利 Retained earnings	合計 Total
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
於二零零一年一月一日之結餘	Balance at 1 January 2001	52,864	(51,073)	–	–	(7)	31,561	33,345
期內之淨溢利	Net profit for the period	–	–	–	–	–	4,195	4,195
二零零零年已付末期股息	2000 final dividend paid	–	–	–	–	–	(542)	(542)
合併分行匯返溢利	Remittance of profits by Merging branches	–	–	–	–	–	(3,034)	(3,034)
最終控股公司資本貢獻	Capital contribution from ultimate holding company	–	–	–	–	–	238	238
於二零零一年六月三十日之結餘	Balance at 30 June 2001	52,864	(51,073)	–	–	(7)	32,418	34,202
於二零零一年七月一日之結餘	Balance at 1 July 2001	52,864	(51,073)	–	–	(7)	32,418	34,202
重估物業之盈餘	Surplus on revaluation of properties	–	–	8,408	3,159	–	–	11,567
匯兌差額	Currency translation difference	–	–	–	–	(2)	–	(2)
期內之淨虧損	Net loss for the period	–	–	–	–	–	(1,427)	(1,427)
最終控股公司資本貢獻	Capital contribution from ultimate holding company	–	–	–	–	–	7,830	7,830
儲備資本化	Capitalisation of reserves	–	51,073	(8,267)	(3,141)	7	(39,672)	–
於二零零一年十二月三十一日之結餘	Balance at 31 December 2001	52,864	–	141	18	(2)	(851)	52,170
於二零零二年一月一日之結餘	Balance at 1 January 2002	52,864	–	141	18	(2)	(851)	52,170
匯兌差額	Currency translation difference	–	–	–	–	1	–	1
期內之淨溢利	Net profit for the period	–	–	–	–	–	3,418	3,418
特別股息	Special dividend	–	–	–	–	–	(1,935)	(1,935)
於二零零二年六月三十日之結餘	Balance at 30 June 2002	52,864	–	141	18	(1)	632	53,654

附註 Notes

1. 編製基準及會計政策

此份未經審核綜合中期財務報告是按照香港會計師公會所頒佈的會計實務準則第二十五號之「中期財務報告」編製。此報告需連同本公司二零零二年七月十五日之招股書附錄一內所載列關於一九九九至二零零一年年度本集團之財務資料一起閱覽(「財務資料」)。

本公司於二零零一年九月十二日於香港註冊成立，並自二零零二年七月二十五日在香港聯合交易所(「聯交所」)主板上市。

於二零零一年十月一日所進行之集團重組乃透過中國銀行(香港)有限公司(合併)條例及有關合併協議得以實現，本公司於二零零一年九月三十日併購了中銀香港之全部股權，並隨即成為本集團之控股公司。有關重組合併詳情已載列於本公司二零零二年七月十五日之招股書內。是次重組合併為中國銀行所控制之企業間業務合併之交易，依照會計實務準則第二十七號之「集團重組會計處理」之合併會計原則，本集團中期財務報告乃假設二零零一年十月一日之集團架構及資本架構於所呈列數據時段之起首經已存在。

1. Basis of preparation and accounting policies

These unaudited consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (SSAP) 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants ("HKSA"). These interim financial statements should be read in conjunction with the Group's Financial Information as set out in Appendix I of the Company's prospectus dated 15 July 2002 for the years ended 31 December 1999, 2000, 2001 ("Financial Information").

The Company was incorporated in Hong Kong on 12 September 2001. Its shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 25 July 2002.

Pursuant to the group reorganisation on 1 October 2001, accomplished by the Bank of China (Hong Kong) Limited (Merger) Ordinance and the Merger Agreements, the Company acquired the entire equity interests in Bank of China (Hong Kong) Limited ("BOCHK") on 30 September 2001 and subsequently became the holding company of the Group. Details of the Restructuring and Merger are set out in the Company's prospectus dated 15 July 2002. The Restructuring and Merger represents a business combination resulting from transactions among enterprises under the common control of the Bank of China. Under the principles of merger accounting prescribed in the SSAP 27, "Accounting for Group Reconstructions", the interim financial statements of the Group are prepared as if the group structure and capital structure as at 1 October 2001 had been in existence from the beginning of the periods presented.

附註 *(續)* Notes *(continued)*

1. 編製基準及會計政策 *(續)* / 1. Basis of preparation and accounting policies *(continued)*

此中期財務報告所採用會計政策及計算方式與一九九九至二零零一年年度本集團之「財務資料」的編製基礎一致。本集團已採用了由香港會計師公會所頒佈之最新及經修訂並適用於二零零二年一月一日起會計年度的會計實務準則。

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the preparation of the Group's Financial Information for the years ended 31 December 1999, 2000 and 2001. The Group has adopted the new and revised SSAPs issued by the HKSA which have become effective for accounting periods commencing on or after 1 January 2002.

2. 其他經營收入 / 2. Other operating income

		截至二零零二年六月三十日止六個月 Six months ended 30 June 2002 港幣百萬元 HK$'m	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001 港幣百萬元 HK$'m
服務費和佣金收入	Fees and commission income	1,705	1,846
減：服務費和佣金支出	Less: Fees and commission expense	(357)	(386)
服務費和佣金淨收入	Net fees and commission income	1,348	1,460
證券投資股息收入	Dividend income from investments in securities		
一上市證券	- listed investments	—	1
一非上市證券	- unlisted investments	11	12
其他證券投資之淨盈利	Net gain from other investments in securities	70	10
外匯活動之淨盈利	Net gain from foreign exchange activities	402	568
其他交易活動之淨盈利	Net gain from other dealing activities	4	10
投資物業之總租金收入	Gross rental income from investment properties	93	93
其他	Others	82	102
		2,010	2,256

3. 經營支出 3. Operating expenses

		截至二零零二年六月三十日止六個月 Six months ended 30 June 2002	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
職員薪金支出 (包括董事酬金)	Staff costs (including directors' emoluments)	1,761	1,905
房產及設備支出 (不包括折舊)	Premises and equipment expenses excluding depreciation		
一房產租金	- rental of premises	137	173
一其他	- others	223	203
折舊費用	Depreciation		
一自置固定資產	- owned fixed assets	359	213
其他經營支出	Other operating expenses	419	374
		2,899	2,868

4. 分類資料匯報 4. Segmental reporting

(a) 按業務分類 (a) By class of business

		截至二零零二年六月三十日止六個月 Six months ended 30 June 2002					
		商業銀行 Commercial Banking	財資業務 Treasury	未分配項目 Unallocated	小計 Subtotal	合併抵銷 Eliminations	合併 Consolidated
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
經營總收入	Total operating income	6,953	1,487	747	9,187	(286)	8,901
撥備前經營溢利	Operating profit before provisions	4,693	1,399	(90)	6,002	–	6,002
撥備後經營溢利	Operating profit after provisions	2,927	1,399	(90)	4,236	–	4,236
稅前溢利	Profit before taxation	2,927	1,390	(106)	4,211	–	4,211

		截至二零零一年六月三十日止六個月 Six months ended 30 June 2001					
		商業銀行 Commercial Banking	財資業務 Treasury	未分配項目 Unallocated	小計 Subtotal	合併抵銷 Eliminations	合併 Consolidated
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
經營總收入	Total operating income	7,436	1,868	924	10,228	(238)	9,990
撥備前經營溢利	Operating profit before provisions	5,163	1,757	202	7,122	–	7,122
撥備後經營溢利	Operating profit after provisions	3,315	1,757	202	5,274	–	5,274
稅前溢利	Profit before taxation	3,315	1,761	3	5,079	–	5,079

4. 分類資料匯報 *(續)*

(a) 按業務分類 *(續)*

商業銀行業務包括接納存款、提供按揭貸款、信用卡貸款、匯款、證券經紀服務及保險代理服務、商業貸款、貿易融資及透支貸款。

財資業務包括資金市場、外匯買賣及資本市場業務。財資業務部門管理本集團之融資活動。財資業務部門為所有其他業務部門提供資金，並接納從商業銀行存款業務中籌借的資金。該等部門間資金交易按適當市場買／賣價或按其他業務部門平均資金需求所釐定之內部融資利率及有關財政年度內平均一個月之銀行同業拆息率定價。另外，本集團外匯業務之盈虧亦屬財資業務部門管轄。本附註所呈列之損益資料已按部門間支出／收入交易編製。

4. Segmental reporting *(continued)*

(a) By class of business *(continued)*

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages the funding position of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial period. In addition, the gains and losses on the foreign exchange activities of the Group are included under Treasury. The profit and loss information presented in this note has been prepared using intersegment charging/income transactions.

4. 分類資料匯報 *(續)*

(a) 按業務分類 *(續)*

未分配項目主要包括本集團之固定資產、投資證券、聯營公司權益及其他無法合理劃入某一特定業務部門之項目之收支。本集團之資本利息收入亦作為未分配項目列入利息收入淨額內。租金支出按業務部門所佔每平方英呎之固定比率劃分。

某職能部門之營運開支劃入最常使用該部門提供服務之有關業務部門。無法劃入某一特定業務部門之其他共用服務之營運開支亦列入未分配項目內。

(b) 按地理區域分類

由於本集團之收入及利潤超過90%是在香港產生，因此按地理區域分析並未有在此呈列。

4. Segmental reporting *(continued)*

(a) By class of business *(continued)*

Unallocated items mainly comprise income and expenses relating to fixed assets of the Group, investment securities, interests in associates and other items which cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific business segment are included under Unallocated.

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues and profits are derived from Hong Kong.

5. 稅項 5. Taxation

在綜合損益帳之稅項指下列各類：

The amount of taxation charged to the consolidated profit and loss account represents:

		截至二零零二年六月三十日止六個月 Six months ended 30 June 2002 港幣百萬元 HK$'m	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001 港幣百萬元 HK$'m
本行及附屬公司	Bank and subsidiaries		
香港利得稅	Hong Kong profits tax	738	819
海外稅項	Overseas taxation	5	10
往年超額撥備	Over provisions in prior years	(6)	(27)
		737	802
聯營公司	Associates		
香港利得稅	Hong Kong profits tax	(6)	11
應佔合夥企業投資的香港利得稅估計虧損	Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(7)	(34)
撇銷合夥企業投資	Investments in partnerships written off	6	29
		(1)	(5)
		730	808

5. 税項 *(續)*

香港利得税是以截至二零零二年及二零零一年六月三十日止期間預計之應課税溢利按税率16%(二零零一年：16%)計提。海外溢利之税款則按照同期預計之應課税溢利按集團經營業務之所在國家現行税率計算。

本集團訂立多項飛機租賃及息票分拆交易，涉及本集團為主要普通合夥人的特別用途合夥企業。本集團並不擁有此等企業的控制權，因而並沒有納入綜合帳目。於二零零一年十二月三十一日及二零零二年六月三十日，本集團於該等合夥企業的投資(包括於資產負債表「其它資產」中)分別約為876,000,000港元及359,000,000港元。本集團在此等合夥企業的投資，按投資所得的税務得益比例，在合夥期內攤銷。

本集團沒有任何未有作出準備的重大遞延税項負債。

5. Taxation *(continued)*

Hong Kong profits tax has been provided at the rate of 16% (2001:16%) on the estimated assessable profit for the periods ended 30 June 2002 and 2001. Taxation on overseas profits has been calculated on the estimated assessable profit for the period ended 30 June 2002 and 2001 at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 31 December 2001 and 30 June 2002, the Group's investment in such partnerships, which is included in "Other assets" in the balance sheet amounted to HK$876 million and HK$359 million respectively. The Group's investments in partnerships are amortised over the life of the partnership in proportion to the taxation benefits resulting from those investments.

There is no significant deferred taxation liability not provided for.

6. 股息

上市前，董事會於二零零二年六月十八日建議派發1,935,000,000港元作為特別股息。於二零零二年六月二十八日，本公司股東通過該項截至二零零二年六月十八日期內之特別股息，普通股每股0.0366港元(未考慮股份合併)或每股0.183港元(經考慮股份合併)。是次特別股息涉及款項總額為1,935,000,000港元，並由營運資金支付。

此特別股息是從截至二零零二年六月三十日止期間之留存溢利撥出，並於帳目內以應付股息列帳。

7. 每股盈利

二零零二年截至六月三十日止期間之每股盈利乃根據股東應佔溢利約3,418,000,000港元(二零零一年同期約4,195,000,000港元)及按重組合併時已發行普通股之股數52,863,901,330股(二零零一年同期為52,863,901,330股)計算，並假設該等股份於此兩段時段內經已發行。

6. Dividends

Prior to the listing, on 18 June 2002, the Board of Directors proposed a special dividend amounting to HK$1,935 million. On 28 June 2002, the shareholders of the Company approved a special dividend of HK$0.0366 per ordinary share (without taking into account the share consolidation) or HK$0.183 per share (taking into account the share consolidation) with respect to the period to 18 June 2002. The total amount of this special dividend was HK$1,935 million, which was paid by cash generated from operations.

This special dividend is reflected as a dividend payable in the financial statements and is presented as an appropriation of retained earnings for the period ended 30 June 2002.

7. Earnings per share

The calculation of basic earnings per share is based on profit attributable to shareholders for the period ended 30 June 2002 of approximately HK$3,418,000,000 (HK$4,195,000,000 for the period ended 30 June 2001) and on the ordinary shares in issue of 52,863,901,330 shares (52,863,901,330 ordinary shares for the period ended 30 June 2001) pursuant to the Restructuring and Merger and as if these shares have been in issue during these two periods.

7. 每股盈利 *(續)*

7. Earnings per share *(continued)*

經調整後之每股盈利乃根據股東應佔溢利約3,418,000,000港元(二零零一年同期約4,195,000,000港元)及已發行普通股之股數10,572,780,266股(二零零一年同期為10,572,780,266股)經調整於附註15內所述之股份合併的影響，並假設該股份合併於所呈列最早數據時段之起首經已發生。

The calculation of basic earnings per share, as adjusted, is based on profit attributable to shareholders of approximately HK$3,418,000,000 (HK$4,195,000,000 for the period ended 30 June 2001) and on the ordinary shares in issue of 10,572,780,266 shares (10,572,780,266 ordinary shares for the period ended 30 June 2001) after adjusting for the effect of the share consolidation as described in note 15, as if the share consolidation had occurred at the beginning of the earliest period presented.

8. 現金和短期資金

8. Cash and short-term funds

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
現金、銀行和其他金融機構之結餘	Cash and balances with banks and other financial institutions	5,217	59,898
即期及短期通知存款	Money at call and short notice	87,845	117,446
國庫券(包括外匯基金票據)	Treasury bills (including Exchange Fund Bills)	16,346	18,911
		109,408	196,255

國庫券分析如下：

An analysis of treasury bills held is as follows:

非上市之持有至到期日證券，按攤銷成本入帳：	Unlisted, held-to-maturity, at amortised cost:	12,637	12,932
非上市之其他證券投資，按公平值入帳：	Unlisted, other investments in securities, at fair value:	3,668	5,979
上市之持有至到期日證券，按攤銷成本入帳：	Listed, held-to-maturity, at amortised cost:	41	—
		16,346	18,911

9. 持有之存款證 9. Certificates of deposit held

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
持有至到期日，按攤銷成本入帳：	Held-to-maturity, at amortised cost:		
一非上市	- Unlisted	7,553	9,130
其他證券投資，按公平值入帳：	Other investments in securities, at fair value:		
一非上市	- Unlisted	9,918	10,344
		17,471	19,474

10. 持有至到期日證券 10. Held-to-maturity securities

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
非上市證券，按攤銷成本入帳	Unlisted, at amortised cost	62,295	34,592
減：減值準備	Less: Provision for impairment in value	(45)	(42)
		62,250	34,550
上市證券，按攤銷成本入帳	Listed, at amortised cost	40,309	16,438
減：減值準備	Less: Provision for impairment in value	(4)	—
		40,305	16,438
總計	Total	102,555	50,988
上市證券，按攤銷成本扣除減值準備後入帳	Listed, at amortised cost less provision		
－香港	- in Hong Kong	2,507	2,239
－海外	- outside Hong Kong	37,798	14,199
		40,305	16,438
上市股票市值	Market value of listed securities	40,062	15,905
持有至到期日證券之發行機構分析如下：	Held-to-maturity securities are analysed by issuer as follows:		
－中央政府和中央銀行	- Central governments and central banks	3,546	3,470
－公營機構	- Public sector entities	54,507	17,722
－銀行和其他金融機構	- Banks and other financial institutions	35,910	24,454
－公司企業	- Corporate entities	8,592	5,342
		102,555	50,988

11. 投資證券 11. Investment securities

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
債務證券	Debt securities		
一非上市	- Unlisted	1	—
股份證券	Equity securities		
一上市股份證券，按股票成本值入帳	- Listed, at cost		
一香港	- in Hong Kong	4	4
一海外	- outside Hong Kong	1	1
		5	5
一非上市股份證券，按股票成本值入帳	- Unlisted, at cost	44	39
總計	Total	50	44
上市股份證券之市值	Market value of listed equity securities	7	5
投資證券之發行機構分析如下：	Investment securities are analysed by issuer as follows:		
一銀行和其他金融機構	- Banks and other financial institutions	1	22
一公司企業	- Corporate entities	47	18
一其他	- Others	2	4
		50	44

12. 其他證券投資 12 Other investments in securities

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
按公平值：	At fair value:	港幣百萬元 HK$'m	港幣百萬元 HK$'m
債務證券	Debt securities		
一在香港上市	- Listed in Hong Kong	364	294
一在海外上市	- Listed outside Hong Kong	11,747	4,812
		12,111	5,106
一非上市	- Unlisted	36,557	50,973
		48,668	56,079
股份證券	Equity securities		
一在香港上市	- Listed in Hong Kong	33	28
一非上市	- Unlisted	59	62
		92	90
總計	Total	48,760	56,169
其他證券投資之發行機構分析如下：	Other investments in securities are analysed by issuer as follows:		
一中央政府和中央銀行	- Central governments and central banks	2,819	1,495
一公營機構	- Public sector entities	5,264	24,557
一銀行和其他金融機構	- Banks and other financial institutions	36,724	28,876
一公司企業	- Corporate entities	3,953	1,241
		48,760	56,169

13. 貸款及其他帳項 13. Advances and other accounts

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
客戶貸款	Advances to customers	317,634	323,038
應計利息	Accrued interest	1,883	2,180
		319,517	325,218
呆壞帳準備	Provision for bad and doubtful debts		
一一般準備	- General	(6,538)	(6,538)
一特別準備	- Specific	(8,999)	(10,576)
		(15,537)	(17,114)
		303,980	308,104
銀行和其他金融機構貸款	Advances to banks and other financial institutions	3	4
		303,983	308,108

13. 貸款及其他帳項 *(續)* 13. Advances and other accounts *(continued)*

不履約貸款分析如下：

Non-performing loans are analysed as follows:

		客戶貸款 Advances to customers	
		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
不履約貸款	Non-performing loans	28,498	35,512
就上述不履約貸款作出之特別準備	Specific provisions made in respect of such advances	8,996	10,322
佔客戶貸款總額之比例	As a percentage of total advances to customers	8.97%	10.99%
暫記利息	Amount of interest in suspense	422	610

不履約貸款指利息已記入暫記帳或已停止計息之貸款及放款。特別準備已考慮有關貸款之抵押品價值。

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. The specific provisions were made after taking into account the value of collateral in respect of such advances.

於二零零一年十二月三十一日及二零零二年六月三十日，對銀行和其他金融機構的貸款並無利息已撥入暫記帳或已停止累計利息，亦無就銀行和其他金融機構的貸款提取特別準備。

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2001 and 30 June 2002 nor were there any specific provisions made.

13. 貸款及其他帳項 *(續)*

於二零零二年六月二十六日，向中國銀行開曼群島分行出售帳面總值約11,401,000,000港元（扣除特別準備約2,679,000,000港元）之貸款(附註21(a))。此等出售貸款於二零零一年十二月三十一日資產負債表內之餘額約為7,269,000,000港元，而已提取之特別準備則約為2,538,000,000港元。若出售已於二零零一年底進行，則其時之不履約貸款佔客戶貸款總額的百分比將為9.06%。

13. Advances and other accounts *(continued)*

On 26 June 2002, BOCHK disposed of loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million to Bank of China Grand Cayman Branch (Note 21(a)). As at 31 December 2001, the outstanding balance of non-performing loans which were disposed of in 2002 amounted to HK$7,269 million and specific provisions made in respect of such non-performing loans amounted to HK$2,538 million. Had the disposal taken place as at 31 December 2001, the non-performing loans as a percentage of total advances to customers would have been 9.06%.

14. 其他帳項及準備

14. Other accounts and provisions

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
應付利息	Interest payable	1,197	1,615
本期稅項	Current taxation	576	59
遞延稅項	Deferred taxation	8	8
重組撥備	Restructuring provision	658	666
應付特別股息(附註6)	Special dividend payable (Note 6)	1,935	—
應計項目及其他應付款	Accruals and other payables	17,791	18,323
		22,165	20,671

附註 *(續)* Notes *(continued)*

15. 股本 15. Share capital

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
法定：	Authorised:		
100,000,000,000股每股面值1港元之普通股	100,000 million ordinary shares of HK$1.00 each	100,000	100,000
已發行及繳足：	Issued and fully paid:		
52,863,901,330股每股面值1港元之普通股	52,864 million ordinary shares of HK$1.00 each	52,864	52,864

按照本公司所有股東於二零零一年九月三十日通過之書面議決案，董事會獲一般性授權配售銀行股份。

Pursuant to a written resolution of all the shareholders of the Company passed on 30 September 2001, the directors were given a general mandate to allot and issue shares.

於二零零二年六月十七日董事會以票面值配售及發行五股每股面值一港元並以現金繳足之普通股，其中兩股給予BOC Hong Kong (BVI) Limited及三股給予華僑商業有限公司。

On 17 June 2002, the directors allotted and issued five ordinary shares of HK$1.00 each fully paid for cash at par, of which two shares to BOC Hong Kong (BVI) Limited and three shares to Hua Chiao Commercial Limited.

按照二零零二年七月十日通過之股東大會之書面議決案，本公司法定及已發行股本，分別為100,000,000,000股及52,863,901,330股每股面值1港元之普通股，已分別合併為20,000,000,000股法定股本及10,572,780,266股普通股。

Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each, respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares, respectively.

16. 儲備 16. Reserves

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
房產重估儲備	Premises revaluation reserve	141	141
投資物業重估儲備	Investment properties revaluation reserve	18	18
換算儲備	Translation reserve	(1)	(2)
留存溢利	Retained earnings	632	(851)
		790	(694)

17. 到期日分析 17. Maturity profile

由二零零二年六月三十日及二零零一年十二月三十一日起至合約到期日之剩餘時期之若干資產和負債的到期日分析匯總如下：

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2002 and 31 December 2001 to the contractual maturity dates is as follows:

二零零二年六月三十日
As at 30 June 2002

		即期 Repayable on demand	三個月或以下 3 months or less	三個月以上但一年內 1 year or less but over 3 months	一年以上但五年內 5 years or less but over 1 year	五年以上 After 5 years	無註明日期 Undated	合計 Total
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
資產	Assets							
－國庫券	- Treasury bills	–	16,197	149	–	–	–	16,346
－現金和其他短期資金	- Cash and other short-term funds	5,217	87,845	–	–	–	–	93,062
－銀行和其他金融機構存款	- Placements with banks and other financial institutions	–	87,556	13,362	–	–	–	100,918
－持有之存款證	- Certificates of deposit held	–	3,024	5,825	8,419	203	–	17,471
－其他證券投資－債務證券	- Other investments in securities - debt securities	–	18,636	5,815	22,164	2,053	–	48,668
－持有至到期日證券	- Held-to-maturity securities	–	10,106	11,024	78,180	3,204	90	102,604
－客戶貸款	- Advances to customers	29,221	18,162	23,217	116,749	101,248	29,037	317,634
－銀行和其他金融機構貸款	- Advances to banks and other financial institutions	–	–	2	1	–	–	3
		34,438	241,526	59,394	225,513	106,708	29,127	696,706
負債	Liabilities							
－銀行和其他金融機構之存款及結餘	- Deposits and balances of banks and other financial institutions	4,392	11,485	238	–	–	–	16,115
－客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	215,223	368,576	26,984	687	–	–	611,470
－發行之存款證	- Certificates of deposit issued	–	5,000	–	–	–	–	5,000
		219,615	385,061	27,222	687	–	–	632,585

17. 到期日分析 *(續)* 17. Maturity profile *(continued)*

二零零一年十二月三十一日
As at 31 December 2001

		即期 Repayable on demand	三個月或以下 3 months or less	三個月以上但一年內 1 year or less but over 3 months	一年以上但五年內 5 years or less but over 1 year	五年以上 After 5 years	無註明日期 Undated	合計 Total
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
資產	Assets							
－國庫券	- Treasury bills	—	12,721	6,190	—	—	—	18,911
－現金和其他短期資金	- Cash and other short-term funds	59,898	117,446	—	—	—	—	177,344
－銀行和其他金融機構存款	- Placements with banks and other financial institutions	—	53,700	27,073	—	—	—	80,773
－持有之存款證	- Certificates of deposit held	—	4,768	6,768	7,789	149	—	19,474
－其他證券投資－債務證券	- Other investments in securities - debt securities	—	27,021	5,885	22,130	1,043	—	56,079
－持有至到期日證券	- Held-to-maturity securities	2	8,641	12,853	24,675	4,859	—	51,030
－客戶貸款	- Advances to customers	29,161	19,787	22,809	111,542	103,796	35,943	323,038
－銀行和其他金融機構貸款	- Advances to banks and other financial institutions	—	—	—	4	—	—	4
		89,061	244,084	81,578	166,140	109,847	35,943	726,653
負債	Liabilities							
－銀行和其他金融機構之存款及結餘	- Deposits and balances of banks and other financial institutions	5,154	48,477	1,664	—	—	—	55,295
－客戶之往來、定期、儲蓄及其他存款	- Current, fixed, savings and other deposits of customers	205,835	367,024	32,473	1,096	—	—	606,428
－發行之存款證	- Certificates of deposit issued	—	—	5,000	—	—	—	5,000
		210,989	415,501	39,137	1,096	—	—	666,723

18. 退休福利成本

本集團推行若干定額供款計劃，此等計劃屬於強制性公積金計劃條例(「強積金計劃條例」)豁免的職業退休計劃。根據該等計劃，本集團僱員向職業退休計劃每月供款為彼等基本薪金的5%，而僱主的每月供款為僱員基本月薪的5%至15%(視乎彼等的服務年期)。僱員有權於二十年服務期屆滿後，在僱用期終止之時收取100%的僱主供款，或於三年至二十年以下服務期屆滿後，在退休、提前退休、永遠喪失工作能力及健康欠佳或僱用期終止等情況(被即時解僱除外)下，收取20%至95%僱主供款。

我們及僱員現時進行供款之強制性公積金乃香港法例要求之退休計劃。按照強制性公積金要求，我們及每位僱員需按月以員工薪酬的5%進行供款，但以1,000港元為每月供款上限。截至六月底止，我們已按照要求進行所有供款。

隨著強積金計劃條例於二零零零年十二月一日實施，本集團亦參與中銀英國保誠強積金計劃(「強積金計劃」)，該計劃的受託人為中銀國際英國保誠信託有限公司，投資管理人為中銀國際英國保誠資產管理有限公司，此兩間公司均為本公司的有關連人士。

18. Retirement benefit costs

The Group operates certain defined contribution schemes which are ORSO schemes exempted under the Mandatory Provident Fund Schemes Ordinance ("MPF Schemes Ordinance"). Under the schemes, the employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on their years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale of 20% to 95% after completing 3 to less than 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

The MPF, to which both we and our employee contribute, is a retirement scheme required by Hong Kong law. Under the MPF requirements, we and each employee are presently required to contribute to the fund 5% of the employee's salary on a monthly basis, subject to a maximum monthly contribution of HK$1,000 for each employee. We have made all required contribution to date.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice Mandatory Provident Fund Scheme ("MPF Scheme"), the trustee of which is BOCI-Prudential Trustee Limited and the investment manager of which is BOCI-Prudential Asset Management Limited, which are related parties of the Company.

18. 退休福利成本 *(續)*

在截至2001年及2002年6月30日的首6個月內,在扣除約430萬港元及130萬港元的沒收供款後,職業退休計劃的供款總額分別為1.32億港元及1.29億港元,在截至2001年及2002年6月30日的首6個月內,強積金計劃的供款總額則分別約為193萬港元及205萬港元。

18. Retirement benefit costs *(continued)*

The total contributions for those ORSO schemes for the periods ended 30 June 2001 and 2002 amounted to approximately HK$132 million and HK$129 million respectively, after a deduction of forfeited contributions of approximately HK$4.3 million and HK$1.3 million. For the MPF Scheme, the Group contributed HK$1.93 million and HK$2.05 million for the periods ended 30 June 2001 and 2002 respectively.

19. 資產抵押

19. Assets pledged as security

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
有抵押之負債	Secured liabilities	3,426	1,813
資產抵押	Assets pledged as security		
一證券抵押品	- Securities pledged as collateral	3,606	1,883

有抵押負債及抵押資產涉及外匯基金票據及債券交易之短倉額,並由外匯基金票據及債券之長盤額作抵押。

Secured liabilities and assets pledged as security relate to short positions in Exchange Fund Bills and Notes ("EFBNs") which are collateralised by long positions in EFBNs.

20. 資產負債表外之風險 20. Off-balance sheet exposures

(a) 或然負債及承擔 (a) Contingent liabilities and commitments

或然負債及承擔中每項重要類別之合約金額摘要如下：

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment:

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
直接信貸替代項目	Direct credit substitutes	2,606	1,967
與交易有關的或然負債	Transaction-related contingencies	2,551	2,273
與貿易有關的或然負債	Trade-related contingencies	17,870	16,391
其他承擔	Other commitments with an original maturity of:		
－原到期日為一年以下或無條件撤銷	- under 1 year or which are unconditionally cancelable	76,318	84,497
－原到期日為一年及以上	- 1 year and over	56,432	43,879
存放遠期對遠期存款	Forward forward deposits placed	11,018	11,872
其他	Others	—	88
		166,795	160,967

20. 資產負債表外之風險 *(續)* / 20. Off-balance sheet exposures *(continued)*

(b) 衍生工具 / (b) Derivatives

衍生工具中每項重要類別之名義合約數額摘要如下：

The following is an analysis of the aggregate notional amounts of each significant type of derivative:

		二零零二年六月三十日 As at 30 June 2002			二零零一年十二月三十一日 As at 31 December 2001		
		港幣百萬元 HK$'m (買賣) (Trading)	港幣百萬元 HK$'m (風險對沖) (Hedging)	港幣百萬元 HK$'m (合計) (Total)	港幣百萬元 HK$'m (買賣) (Trading)	港幣百萬元 HK$'m (風險對沖) (Hedging)	港幣百萬元 HK$'m (合計) (Total)
匯率合約	Exchange rate contracts						
現貨	Spot	32,548	–	32,548	18,766	–	18,766
遠期及期貨	Forward and futures contracts	711	–	711	3,224	–	3,224
掉期	Swaps	159,547	6,284	165,831	124,585	4,688	129,273
外匯交易期權合約	Foreign exchange option contracts:						
－買入貨幣期權	- Currency options purchased	903	–	903	2,195	–	2,195
－賣出貨幣期權	- Currency options written	28,034	–	28,034	19,850	–	19,850
		221,743	6,284	228,027	168,620	4,688	173,308
利率合約	Interest rate contracts						
利率掉期	Interest rate swaps	228	15,959	16,187	60	10,088	10,148
遠期利率協議	Forward rate agreements	600	–	600	1,280	–	1,280
借入遠期對遠期存款	Forward forward deposits borrowed	3,036	–	3,036	11,872	–	11,872
		3,864	15,959	19,823	13,212	10,088	23,300
貴金屬合約	Bullion contracts	246	–	246	545	–	545
股東權益合約	Equity contracts						
－買入股票期權	- Equity options purchased	119	–	119	–	–	–
－賣出股票期權	- Equity options written	96	–	96	–	–	–
		215	–	215	–	–	–
		226,068	22,243	248,311	182,377	14,776	197,153

20. 資產負債表外之風險 *(續)* 20. Off-balance sheet exposures *(continued)*

(b) 衍生工具 *(續)* (b) Derivatives *(continued)*

上述資產負債表外風險的重置成本及信貸風險加權數額(並未計及雙邊淨額結算安排的影響)如下：

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures which do not take into account the effects of bilateral netting arrangements are as follows:

		信貸風險加權數額 Credit risk weighted amount		重置成本 Replacement cost	
		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001	二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
或然負債和承擔	Contingent liabilities and commitments	36,752	29,490	N.A.	N.A.
衍生工具	Derivatives:				
－匯率合約	- Exchange rate contracts	637	407	832	457
－利率合約	- Interest rate contracts	74	37	159	99
－貴金屬合約	- Bullion contracts	2	5	3	6
－股東權益合約	- Equity contracts	7	–	5	–
		37,472	29,939	999	562

該等工具之合約或名義數額僅顯示於資產負債表結算當日未完成的交易量，並不代表本集團存在風險的金額。

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet date; they do not represent the amounts at risk.

20. 資產負債表外之風險 *(續)*

(b) 衍生工具 *(續)*

信貸風險加權數額是根據《銀行業條例》附表三及香港金融管理局發出之指引計算。計算金額與交易對手的情況及各類合約的期限特徵有關。

重置成本是指倘若交易對手違約，重置市值為正數的所有合約的成本，即所有市值為正數的合約的市值。重置成本反映於資產負債表日該等合約的大約信貸風險。

21. 主要之有關連人士交易

有關連人士指有能力直接或間接控制另一方，並可在財政及營運決策方面向另一方產生重大影響力之人士。若雙方受共同控制或共同重大影響力影響，則亦視為有關連人士。

本集團與有關連人士進行多種交易，包括與最終控股公司、本集團之聯營公司、及直接或間接由最終控股公司控制或重大影響之實體進行的交易。

20. Off-balance sheet exposures *(continued)*

(b) Derivatives *(continued)*

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

21. Related party transactions

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

21. 主要之有關連人士交易 *(續)*

(a) 向有關連人士出售若干資產

於二零零二年向中國銀行開曼群島分行出售貸款

根據中銀香港與中國銀行(「中銀」)透過其開曼群島分行進行於二零零二年六月二十六日所簽訂之貸款買賣協議，中銀香港將帳面總值約11,401,000,000港元(扣除特別準備約2,679,000,000港元)之若干貸款之全部利益出售，代價約為8,722,000,000港元。

根據貸款買賣協議，於交易日及由交易日起，中銀香港出售而中銀購入中銀香港於貸款中擁有之實質權益連同若干相關抵押品，該等買賣不具追索權。

21. Related party transactions *(continued)*

(a) Sale of certain assets to related parties

Sale of loans to Bank of China Grand Cayman Branch in 2002

Pursuant to a sale and purchase agreement entered into on 26 June 2002 between BOCHK and Bank of China ("BOC") acting through its Grand Cayman branch, BOCHK disposed of all of its beneficial interest in certain loans with a gross book value of HK$11,401 million net of specific provisions of HK$2,679 million for a consideration of HK$8,722 million.

The sale and purchase agreement provides that BOCHK sells and BOC acquires, on and from the transaction date, without recourse the beneficial interests of BOCHK in the loans together with certain related security.

21. 主要之有關連人士交易 *(續)*

(a) 向有關連人士出售若干資產 *(續)*

向有關連人士出售貸款管理服務

根據中銀香港與南洋商業銀行(「南商」)、中銀及Zhong Gang (Cayman) Company Limited於二零零二年六月所簽訂之服務協議，中銀香港與南商承諾對二零零二年所轉讓之貸款及相關抵押品以及早前在一九九九年已轉讓之貸款提供管理服務，費用由雙方協商而定。

(b) 貸款予有關連人士

本集團在正常業務範圍內，向同系附屬公司、中銀之聯營公司及本集團之聯營公司提供貸款及提供信貸融資，按市場之一般商業條款計算利息。此等交易之收益包括利息收入及服務費用。

21. Related party transactions *(continued)*

(a) Sale of certain assets to related parties *(continued)*

Service and administration of loans sold to related parties

Pursuant to servicing agreements entered into in June 2002 between BOCHK, Nanyang Commercial Bank, Limited ("Nanyang"), BOC and Zhong Gang (Cayman) Company Limited, BOCHK and Nanyang undertake to service and administer the loans and the related securities transferred in both 1999 and 2002 at a fee which is agreed between the parties from time to time.

(b) Loans to related parties

In the ordinary course of business, the Group extends loans and credit facilities to fellow subsidiaries, associates of BOC and associates of the Group on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement fees.

21. 主要之有關連人士交易 *(續)*

21. Related party transactions *(continued)*

(b) 貸款予有關連人士 *(續)*

(b) Loans to related parties *(continued)*

此等貸款之未償還總值如下：

The gross value of loans outstanding is set out below:

	二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
一般商業條款之貸款(總值) Loans at normal commercial terms (gross value)	1,425	6,531

於二零零二年，若干帳面總值約達5,693,000,000港元(扣除特別準備約749,000,000港元)之貸款售予中銀(透過其開曼群島分行進行)，代價約為4,944,000,000港元(附註21(a))。此貸款於二零零一年十二月三十一日資產負債表內之帳面總值及帳面淨值分別約為5,418,000,000港元及4,635,000,000港元。在出售上述貸款後，本集團帳目中有關連人士貸款的餘額均按市場之一般商業條款給予同系附屬公司之貸款。

In 2002, certain loans granted to related parties with a gross book value HK$5,693 million net of specific provisions of HK$749 million were sold to BOC, acting through its Grand Cayman Branch, for a consideration of HK$4,944 million (Note 21(a)). The gross and net book value of these loans included in the balance sheet as at 31 December 2001 amounted to HK$5,418 million and HK$4,635 million, respectively. The related party loans remaining in the Group's books after this disposal relate to loans to fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

附註 *(續)*

Notes *(continued)*

21. 主要之有關連人士交易 *(續)*

(b) 貸款予有關連人士 *(續)*

二零零二年六月三十日，一同系附屬公司為本集團給予若干第三者之貸款約1,347,000,000港元(二零零一年十二月三十一日：約1,900,000,000港元)提供擔保，而此同系附屬公司亦擁有少於20%之其權益。

21. Related party transactions *(continued)*

(b) Loans to related parties *(continued)*

As at 30 June 2002, a fellow subsidiary provided guarantees for loans amounting to HK$1,347 million (31 December 2001: HK$1,900 million) granted to certain third parties in which the fellow subsidiary has equity interests of less than 20%.

21. 主要之有關連人士交易 *(續)* 21. Related party transactions *(continued)*

(c) 與有關連人士在正常業務範圍內進行的交易摘要 (c) Summary of transactions entered into during the ordinary course of business with the related parties

與中銀、同系附屬公司及聯營公司進行之有關連人士交易產生之總收入及支出摘要如下：

The aggregate income and expenses arising from the related party transactions with BOC, fellow subsidiaries, and associates are summarised as follows:

		附註 Note	截至二零零二年六月三十日止六個月 Six months ended 30 June 2002 港幣百萬元 HK$'m	截至二零零一年六月三十日止六個月 Six months ended 30 June 2001 港幣百萬元 HK$'m
損益帳項目：	Profit and loss items:			
利息收入	Interest income	(i)	361	3,269
利息支出	Interest expense	(ii)	(122)	(1,752)
保險佣金收入(淨額)	Insurance commission received (net)	(iii)	11	26
租金及牌照費收入	Rental and license fees received	(iv)	11	13
資訊科技服務費收入	Information technology service fee received	(iv)	2	3
信用卡佣金支出(淨額)	Credit card commission paid (net)	(v)	(22)	(7)
證券經紀佣金支出(淨額)	Securities brokerage commission paid (net)	(v)	(54)	(78)
租務費用支出	Rental fees paid	(v)	(29)	(30)
物業管理及租務代理費用支出	Property management and letting agency fees paid	(v)	(8)	(8)
呆壞帳準備	Charge for bad and doubtful debts		15	(66)

21. 主要之有關連人士交易 *(續)* 21. Related party transactions *(continued)*

(c) 與有關連人士在正常業務範圍內進行的交易摘要 *(續)*

(c) Summary of transactions entered into during the ordinary course of business with the related parties *(continued)*

		附註 Note	二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
資產負債表項目：	Balance sheet items:			
現金及短期資金	Cash and short-term funds	(i)	12,380	69,458
銀行及其他金融機構存款	Placements with banks and other financial institutions	(i)	11,933	13,400
貸款	Advances	(i), (vi)	1,425	6,531
其他證券投資	Other investments in securities	(i)	234	234
其他資產	Other assets	(vii)	80	106
銀行及其他金融機構之存款及結存	Deposits from and balances of banks and other financial institutions	(ii)	7,409	48,386
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits from customers	(ii)	3,315	3,958

附註：

(i) 利息收入

本集團在一般業務中與中銀、同系附屬公司及聯營公司進行多項交易，包括接受現金及短期資金存款、存放同業存款、進行證券投資及提供貸款，均按市場之一般商業條款進行。

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC, fellow subsidiaries and associates including deposit of cash and short term funds, placement of interbank deposits, investments in its securities and provision of loans. The transactions were conducted in the normal course of business at prices and terms which are no more favourable than those charged to and contracted with other third party customers of the Group.

21. 主要之有關連人士交易 *(續)*

(c) 與有關連人士在正常業務範圍內進行的交易摘要 *(續)*

(ii) 利息支出

本集團在一般業務中接受中銀、同系附屬公司及聯營公司之同業存款和往來、定期、儲蓄及其他存款，均按市場之一般商業條款進行。

(iii) 保險佣金收入(淨額)

本集團在一般業務中向同系附屬公司提供保險代理服務和購買一般及人壽保險單，均按市場之一般商業條款進行。

(iv) 服務費、租金及牌照費收入

本集團在一般業務中向中銀、同系附屬公司及聯營公司提供資訊科技服務，均按市場之一般商業條款進行。

本集團在一般業務中向中銀之聯營公司收取租金及牌照費用，均按市場之一般商業條款進行。

21. Related party transactions *(continued)*

(c) Summary of transactions entered into during the ordinary course of business with the related parties *(continued)*

(ii) Interest expense

In the ordinary course of the business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of the business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Service fee, rental and license fees received

In the ordinary course of the business, the Group provides information technology services to BOC, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

The Group receives office premises rental and license fees from associates of BOC in its ordinary course of business on normal commercial terms entered into on an arm's length basis.

21. 主要之有關連人士交易 *(續)*

(c) 與有關連人士在正常業務範圍內進行的交易摘要 *(續)*

(v) 佣金、物業管理、租務代理費用及租金支出

就信用卡之行政管理及推廣服務、證券經紀服務、物業管理及租務代理，支付佣金予中銀及其同系附屬公司，均按市場之一般商業條款進行。

本集團在一般業務中向中銀及其聯營公司支付租務費用，均按市場之一般商業條款之價格進行。

(vi) 有關連人士貸款

如以上附註21(b)所述，本集團在一般業務中向中銀、同系附屬公司及聯營公司提供貸款及信貸額度，均按一般市場商業條款進行。此等交易之收入包括利息收入、服務費用及承擔費用。

(vii) 其他資產

其他資產包括了向中銀及同系附屬公司之應收帳款，此等應收帳款屬正常業務範疇進行之交易。

21. Related party transactions *(continued)*

(c) Summary of transactions entered into during the ordinary course of business with the related parties *(continued)*

(v) Commission, property management, letting agency fee and rental expenses paid

In the ordinary course of the business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC and fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

The Group pays rental fees to BOC and its associates in its ordinary course of business on normal commercial terms entered into on arm's length basis.

(vi) Advances to related parties

In the ordinary course of business, the Group extends loans and credit facilities to BOC, fellow subsidiaries, and associates on normal commercial terms with reference to prevailing market rates as described in Note 21(b) above. The revenue from such transactions would include interest income on the amount drawn as well as arrangement and commitment fees.

(vii) Other assets

Included within "Other assets" are receivables due from BOC and fellow subsidiaries. The receivables arose from transactions carried out in the normal course of business.

21. 主要之有關連人士交易 *(續)*

(d) 資產負債表外之風險

或有負債和承擔

本集團在一般業務中為同系附屬公司及聯營公司之責任提供了擔保，並為中銀及同系附屬公司提供信貸承諾，此等交易均按市場之一般商業條款進行。於二零零二年六月三十日，該等擔保及信貸承諾數額分別約為270,000,000港元及4,172,000,000港元(於二零零一年十二月三十一日，該等數額分別約為297,000,000港元及358,000,000港元)。本集團就向獨立第三者及中銀所作出之擔保收取費用。

衍生工具

於二零零二年六月三十日，本集團在一般業務中與中銀、同系附屬公司及聯營公司訂立了總值約9,825,000,000港元(二零零一年十二月三十一日：約10,655,000,000港元)之外匯及利率合約。此等交易按市場之一般商業條款進行。

21. Related party transactions *(continued)*

(d) Off-balance sheets items

Contingent liabilities and commitments

In the ordinary course of business, the Group provides guarantees for the obligations of fellow subsidiaries and associates and have commitment outstanding to BOC and fellow subsidiaries on normal commercial terms. Such guarantees and commitments as at 30 June 2002 amounted to HK$270 million and HK$4,172 million respectively (31 December 2001: HK$297 million and HK$358 million respectively). Fees are receivable for guarantees granted in favour of independent third parties and BOC.

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC, fellow subsidiaries, and associates. Such derivative transactions amounted to HK$9,825 million as at 30 June 2002 (31 December 2001: HK$10,655 million). These transactions are executed on normal commercial terms with reference to prevailing market rates.

21. 主要之有關連人士交易 *(續)* 21. Related party transactions *(continued)*

(e) 與集團公司及聯營公司之結餘 (e) Balances with group companies and associates

下列資產負債表項目內包括與最終控股公司之結餘匯總如下：

Included in the following balance sheet captions are balances with the ultimate holding company:

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
現金及短期資金	Cash and short-term funds	12,328	69,197
銀行及其他金融機構存款	Placements with banks and other financial institutions	11,836	13,053
貸款	Advances	17	37
其他證券投資	Other investments in securities	234	234
其他資產	Other assets	71	106
銀行及其他金融機構之存款及結餘	Deposits from and balances of banks and other financial institutions	6,940	48,004

21. 主要之有關連人士交易 *(續)* 21. Related party transactions *(continued)*

(e) 與集團公司及聯營公司之結餘 *(續)* (e) Balances with group companies and associates *(continued)*

下列資產負債表項目內包括與最終控股公司之同系附屬公司之結餘匯總如下：

Included in the following balance sheet captions are balances with fellow subsidiaries of the ultimate holding company:

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
現金及短期資金	Cash and short-term funds	52	191
銀行及其他金融機構存款	Placements with banks and other financial institutions	97	347
貸款	Advances	1,040	5,717
其他資產	Other assets	9	—
銀行及其他金融機構之存款及結餘	Deposits from and balances of banks and other financial institutions	460	379
客戶之往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits from customers	3,237	3,936

於二零零二年六月三十日對聯營公司並沒有重要之餘額。

There are no material balances with associates as at 30 June 2002.

(f) 主要高層人員 (f) Key management personnel

二零零一年及二零零二年上半年，與中銀香港及其控股公司之主要高層管理人員及其有關連之人士並未有進行任何重大之交易。

During the first six months ended 30 June 2002 and 2001, no material transaction was conducted with key management personnel of BOCHK and its holding companies and parties related to them.

22. 認股權計劃及股份儲蓄計劃

認股權計劃及股份儲蓄計劃的主要條款已於二零零二年七月十日由本公司的全體股東以書面決議案有條件批准並採納。認股權計劃旨在向參與人提供購買本公司專有權益的機會。董事會可以完全根據自己的決定，將認股權授予董事會可能選擇的任何人士。股份認購價格將根據董事會的決定於授出日期按既定規則每股價格計算。認股權可於董事會全權酌情確定的任何日期之後的任何或所有時間，或在要約不時規定的時間，或於董事會確定的終止日期當日或之前，可部分或全部行使。

股份儲蓄計劃旨在鼓勵僱員認購股份。每月為認股權支付的款項應該是合資格僱員在其申請表格中指明願意支付的額度，該額度必須不少於合格僱員於申請日期的月薪的1%亦不得多於其10%，或董事會當時可能釐定的最高或最低額度。認股權可於行使期間內全部或部分行使。

至二零零二年中期業績報告日止,本集團並無任何僱員參與上述兩個計劃。有關認股權計劃及股份儲蓄計劃於二零零二年六月底的詳情，載於本公司二零零二年七月十五日招股書的附錄六內。

22. Post-listing Share Option Scheme and Sharesave Plan

The principal terms of Share Option Scheme and the Sharesave Plan were conditionally approved and adopted by written resolutions of all the shareholders of the Company passed on 10 July 2002. The purpose of the Share Option Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options to any person the Board may select. The subscription price for Shares shall be determined on the date of grant at the discretion of the Board as an amount per Share calculated on the basis of established rules. An option may be exercised in whole or in part at any time or times after the date prescribed by the Board in its absolute discretion and from time to time as is specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the Shares. The amount of the monthly contribution under the Savings Contract to be made in connection with an option shall be the amount which the relevant Eligible Employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the Eligible Employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When exercised in an Exercise Period, an option shall be exercised in whole or in part.

As the date of this interim report, none of our employees has participated in the two schemes mentioned above. Details of the Share Option Schemes and Sharesave Plan as at 30 June 2002 are set out in Appendix VI of the Company's prospectus dated 15 July 2002.

23. 訴訟

下述訴訟之細節已載於本公司2002年7月15日發出之招股書。

2002年6月17日紐約聯邦法院開始審訊有關中國銀行對周氏集團成員及第三方申索訴訟及若干周氏集團成員對中銀香港及中國銀行其它分行與附屬機構之索償訴訟。

2002年7月11日,陪審團認為中銀香港與周氏集團成員之銀行業務交易中沒有疏忽。此外,於審判完結時,法官亦駁回對中銀香港違反RACKETEER INFLUENCED AND CORRUPT ORGANIZATIONS("RICO")法案之第三方申索與不可推翻承諾之投訴。因此,所有周氏集團對中銀香港等之訴訟全部被推翻,惟周氏集團尚可提出上訴。

23. Litigation

Details of the following litigation are stated in the Company's prospectus dated 15 July 2002.

On 17 June 2002, a trial commenced in the federal court in New York relating to BOC's claim against members of the Chou Group and the third-party claims by certain of members of the Chou Group against BOCHK and other branches and affiliates of BOC.

On 11 July 2002, the jury found that BOCHK was not negligent in its banking transactions with members of the Chou Group. In addition, at the end of trial, the Judge dismissed the third-party claims against BOCHK for violation of the Racketeer Influenced and Corrupt Organizations ("RICO") Act and for promissory estoppel. As a result, all the claims asserted against us by the Chou Group have been disposed of, subject to any appeal by the Chou Group.

補充財務資料 Supplementary Financial Information

1. 資本充足比率 1. Capital adequacy

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
資本充足比率	Capital adequacy ratio	14.68%	14.38%
經調整之資本充足比率	Adjusted capital adequacy ratio	15.02%	14.57%

二零零二年六月三十日及二零零一年十二月三十一日中銀香港之未經調整資本充足比率是根據《銀行業條例》附表三綜合計算之比率。

The capital adequacy ratio represents the consolidated ratio of BOCHK as at 30 June 2002 and 31 December 2001 computed in accordance with the Third Schedule of the Banking Ordinance.

二零零二年六月三十日及二零零一年十二月三十一日中銀香港之經調整資本充足比率是根據金管局所頒佈的監管政策守則規定的「就市場風險維持充足資本」指引，計入在資產負債表日的市場風險，並與未經調整之資本充足比率相同的合併基準計算。

The adjusted capital adequacy ratio represents the consolidated ratio of the BOCHK as at 30 June 2002 and 31 December 2001 computed in accordance with the guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account both credit and market risk as at 30 June 2002 and 31 December 2001.

2. 扣減後的資本基礎成份 / 2. Components of capital base after deductions

用於計算以上二零零二年六月三十日及二零零一年十二月三十一日之資本充足比率及已匯報金管局之扣減後的綜合資本基礎分析如下：

The consolidated capital base of BOCHK after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2002 and 31 December 2001 and reported to the Hong Kong Monetary Authority is analysed as follows:

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
核心資本：	Core capital:		
繳足股款的普通股股本	Paid up ordinary share capital	43,043	43,043
儲備	Reserves	8,631	9,481
損益帳	Profit and loss account	1,610	(850)
少數股東權益	Minority interests	850	910
		54,134	52,584
附加資本：	Supplementary capital:		
一般呆帳準備金	General provisions for doubtful debts	4,990	4,943
附加資本總額	Gross value of supplementary capital	4,990	4,943
附加資本的可計算價值	Eligible value of supplementary capital	4,990	4,943
扣減前的資本基礎總額	Total capital base before deductions	59,124	57,527
扣減：	Deductions:		
持有附屬公司或控股公司的股份	Shareholdings in subsidiaries or holding company	(360)	(375)
對有連繫公司的風險承擔	Exposures to connected companies	(230)	(347)
持有非附屬公司20%或以上的股價	Equity investments of 20% or more in non-subsidiary companies	(221)	(256)
在其他銀行或金融機構的股本投資	Investments in the capital of other banks or other financial institutions	(1)	(1)
		(812)	(979)
扣減後的資本基礎總額	Total capital base after deductions	58,312	56,548

3. 流動資金比率　3. Liquidity ratio

	截至二零零二年六月三十日止六個月 6 months ended 30 June 2002	截至二零零一年十二月三十一日止三個月 3 months ended 31 December 2001
平均流動資金比率－中銀香港 Average liquidity ratio — BOCHK	41.26%	39.88%

截至二零零二年六月三十日止期間之平均流動資金比率為中銀香港在有關期間內每月之平均流動資金比率之簡單平均數。

The average liquidity ratio for the period ended 30 June 2002 is calculated as the simple average of each calendar month's average liquidity ratio of Bank of China (Hong Kong) Limited ("BOCHK") for the period.

二零零一年之平均流動資金比率為中銀香港在二零零一年十月一日(重組合併日期)至二零零一年十二月三十一日止三個月內每月之平均流動資金比率之簡單平均數。

The average liquidity ratio for 2001 is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the 3 months from 1 October 2001 (the date of the restructuring and merger) to 31 December 2001.

流動資金比率是根據《銀行業條例》附表四及以單獨基準(即只包括香港辦事處)計算。

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

於重組合併前，各前有實體之流動資金比率是以獨自形式管理。

Prior to the Restructuring and Merger, the liquidity ratio of each of the predecessor entities was managed on an individual basis.

4. 外幣風險

下表列出因外匯自營交易、非自營交易及結構倉盤餘額而產生的主要外幣風險摘要。期權盤淨額是根據金管局「外幣持倉」申報表所載之最保守情況計算的。

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the "worst-case" approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

二零零二年六月三十日
As at 30 June 2002

港幣百萬元等值
Equivalent in millions of HK$

		美元 US Dollars	英鎊 Pound Sterling	新西蘭元 New Zealand Dollars	澳元 Australian Dollars	日元 Japanese Yen	其他貨幣 Others	合計 Total
現貨資產	Spot assets	181,434	11,806	8,418	25,671	13,465	22,076	262,870
現貨負債	Spot liabilities	(134,844)	(17,922)	(15,035)	(26,722)	(2,953)	(19,567)	(217,043)
遠期買入	Forward purchases	109,340	11,365	8,528	8,142	17,557	18,990	173,922
遠期賣出	Forward sales	(145,155)	(5,229)	(1,924)	(7,111)	(28,095)	(21,375)	(208,889)
期權盤淨額	Net options position	446	7	143	146	—	39	781
長／(短)盤淨額	Net long/(short) position	11,221	27	130	126	(26)	163	11,641

4. 外幣風險 *(續)*

4. Currency concentrations *(continued)*

二零零一年十二月三十一日
As at 31 December 2001

港幣百萬元等值
Equivalent in millions of HK$

		美元 US Dollars	英鎊 Pound Sterling	新西蘭元 New Zealand Dollars	澳元 Australian Dollars	日元 Japanese Yen	其他貨幣 Others	合計 Total
現貨資產	Spot assets	197,497	15,996	14,167	28,316	3,428	22,113	281,517
現貨負債	Spot liabilities	(134,348)	(17,971)	(14,550)	(27,380)	(2,081)	(18,859)	(215,189)
遠期買入	Forward purchases	70,500	5,230	1,211	1,623	10,834	12,726	102,124
遠期賣出	Forward sales	(124,606)	(3,233)	(794)	(2,538)	(12,190)	(15,807)	(159,168)
期權盤淨額	Net options position	4,277	14	43	135	(7)	22	4,484
長／(短)盤淨額	Net long/(short) position	13,320	36	77	156	(16)	195	13,768

於二零零二年六月三十日及二零零一年十二月三十一日，本集團並沒有重大結構倉盤淨額。

There were no significant net structural positions for the Group as at 30 June 2002 and 31 December 2001.

5. 分類資料 5. Segmental information

(a) 按行業分類客戶貸款總額 (a) Gross advances to customers by industry sector

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
在香港使用的貸款	Loans for use in Hong Kong		
工商金融業	Industrial, commercial and financial		
一物業發展	- Property development	26,818	28,300
一物業投資	- Property investment	44,814	47,758
一金融企業	- Financial concerns	6,691	7,314
一股票經紀	- Stockbrokers	81	108
一批發及零售業	- Wholesale and retail trade	22,419	24,091
一製造業	- Manufacturing	11,140	11,477
一運輸及運輸設備	- Transport and transport equipment	9,780	8,778
一其他	- Others	51,487	51,054
個人	Individuals		
一購買「居者有其屋計劃」、「私人參建居屋計劃」和「租者置其屋計劃」樓宇的貸款	- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	20,032	20,273
一購買其他住宅物業的貸款	- Loans for purchase of other residential properties	85,689	82,513
一信用咭貸款	- Credit card advances	3,462	3,019
一其他	- Others	9,280	9,735
在香港使用的貸款總額	Total loans for use in Hong Kong	291,693	294,420
貿易融資	Trade finance	9,763	10,566
在香港以外使用的貸款	Loans for use outside Hong Kong	16,178	18,052
客戶貸款總額	Total advances to customers	317,634	323,038

5. 分類資料 *(續)*

5. Segmental information *(continued)*

(b) 按地理區域分類之客戶貸款、逾期貸款及不履約貸款

下列關於客戶貸款總額、逾期超過三個月之貸款及不履約貸款之地理區域分析是根據交易對手的所在地，並已顧及有關貸款之轉移風險因素。

(i) 客戶貸款總額

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, overdue advances for more than three months and non-performing loans is based on the location of the counterparties, after taking into account of the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

		二零零二年六月三十日 As at 30 June 2002 港幣百萬元 HK$'m	二零零一年十二月三十一日 As at 31 December 2001 港幣百萬元 HK$'m
香港	Hong Kong	305,892	310,953
中國內地	Mainland China	6,348	7,753
其他	Others	5,394	4,332
		317,634	323,038

5. 分類資料 *(續)*

5. Segmental information *(continued)*

(b) 按地理區域分類之客戶貸款、逾期貸款及不履約貸款 *(續)*

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans *(continued)*

(ii) 逾期超過三個月之貸款

(ii) Overdue advances for over three months

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
香港	Hong Kong	19,296	21,713
中國內地	Mainland China	2,294	3,465
其他	Others	137	120
		21,727	25,298

(iii) 不履約貸款

(iii) Non-performing loans

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
香港	Hong Kong	25,821	30,043
中國內地	Mainland China	2,483	5,130
其他	Others	194	339
		28,498	35,512

6. 跨境債權

跨境債權的資料顯示對海外交易方的最終風險的地區分佈，並在計入任何風險轉移後按照交易方所在地計算。一般而言，假如債務的擔保人所處國家與借貸人不同，或債務由某銀行的海外分行作出而其總公司位處另一國家，則會確認跨境債權風險的轉移。佔總跨境債權10%或以上的地區方作分析及披露如下：

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

		銀行及金融機構 Banks and other financial institutions	公共機構 Public sector entities	其他 Others	合計 Total
於二零零二年六月三十日	As at 30 June 2002	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
亞洲，不包括香港	Asia, other than Hong Kong	65,728	7,555	9,749	83,032
北美洲	North America	23,323	27,443	16,771	67,537
西歐	Western Europe	152,709	3,587	20,049	176,345
加勒比海國家	Caribbean	—	—	2,545	2,545
		241,760	38,585	49,114	329,459

6. 跨境債權 *(續)* 6. Cross-border claims *(continued)*

		銀行及金融機構 Banks and other financial institutions	公共機構 Public sector entities	其他 Others	合計 Total
於二零零一年十二月三十一日	As at 31 December 2001	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m	港幣百萬元 HK$'m
亞洲，不包括香港	Asia, other than Hong Kong	133,805	15,771	10,337	159,913
北美洲	North America	34,303	18,526	8,725	61,554
西歐	Western Europe	143,297	3,172	3,934	150,403
加勒比海國家	Caribbean	—	—	3,105	3,105
		311,405	37,469	26,101	374,975

7. 逾期及經重組資產 7. Overdue and rescheduled assets

(a) 客戶貸款 (a) Advances to customers

(i) 已逾期之總客戶貸款 (i) Gross amount of overdue advances

		二零零二年六月三十日 As at 30 June 2002	佔客戶貸款總額百分比 % of gross advances to customers	二零零一年十二月三十一日 As at 31 December 2001	佔客戶貸款總額百分比 % of gross advances to customers
		港幣百萬元 HK$'m		港幣百萬元 HK$'m	
客戶貸款總額已逾期：	Gross advances to customers which have been overdue for:				
－超過三個月但不超過六個月	- six months or less but over three months	2,455	0.77%	4,212	1.30%
－超過六個月但不超過一年	- one year or less but over six months	5,770	1.82%	5,427	1.68%
－超過一年	- over one year	13,502	4.25%	15,659	4.85%
		21,727	6.84%	25,298	7.83%

於二零零二年六月三十日及二零零一年十二月三十一日，沒有逾期超過三個月之銀行及其他金融機構貸款。

At 30 June 2002 and 31 December 2001, there were no advances to banks and other financial institutions which were overdue for over three months.

7. 逾期及經重組資產 *(續)* 7. Overdue and rescheduled assets *(continued)*

(a) 客戶貸款 *(續)* (a) Advances to customers *(continued)*

(ii) 逾期貸款與不履約貸款： (ii) Overdue advances are reconciled to non-performing loans as follows:

		二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
		港幣百萬元 HK$'m	港幣百萬元 HK$'m
逾期超過三個月之貸款	Advances which are overdue for more than three months	21,727	25,298
加：逾期三個月或以下已停止累計利息之貸款	Add: non-accrual advances which are overdue for three months or less		
一包括在經重組之貸款內	- included in rescheduled advances	1,480	1,315
一其他	- others	6,152	10,685
減：逾期超過三個月並仍累計利息之貸款	Less: advances which are overdue for more than three months and on which interest is still being accrued	(861)	(1,786)
不履約貸款	Non-performing loans	28,498	35,512

7. 逾期及經重組資產 *(續)* 7. Overdue and rescheduled assets *(continued)*

(a) 客戶貸款 *(續)* (a) Advances to customers *(continued)*

(iii) 經重組貸款(已扣除上述細項(i)逾期超過三個月之貸款)如下：

(iii) Rescheduled advances (net of amounts included in overdue advances for more than three months and reported in item (i) above) are as follows:

	二零零二年六月三十日 As at 30 June 2002	佔客戶貸款總額百分比 % of gross advances to customers	二零零一年十二月三十一日 As at 31 December 2001	佔客戶貸款總額百分比 % of gross advances to customers
	港幣百萬元 HK$'m		港幣百萬元 HK$'m	
經重組貸款 Rescheduled advances	1,617	0.51%	1,814	0.56%

於二零零二年六月三十日及二零零一年十二月三十一日，沒有經重組之銀行及其他金融機構貸款。

At 30 June 2002 and 31 December 2001, there were no rescheduled advances to banks and other financial institutions.

(b) 其他逾期資產 (b) Other overdue assets

	二零零二年六月三十日 As at 30 June 2002	二零零一年十二月三十一日 As at 31 December 2001
	港幣百萬元 HK$'m	港幣百萬元 HK$'m
已逾期： Overdue for:		
一超過三個月但不超過六個月 - six months or less but over three months	10	9
一超過六個月但不超過一年 - one year or less but over six months	21	5
一超過一年 - over one year	19	4
	50	18

8. 風險管理

中銀香港風險管理的目標是將風險控制在可接受的水平的前題下，獲取長期的經風險調節後的資本回報的最大化和股東價值最大化。為保證風險管理目標的實現，我們採取如下措施：

- 建立了更加獨立、集中、全面的風險管理體系。該體系注重建立良好公司治理機制，強調股東利益最大化，平衡收益與可接受風險；
- 實行嚴格的風險管理問責制；
- 採用國際銀行風險管理的原則和最佳做法；
- 完善風險管理信息系統、風險衡量技術及風險監控手段；
- 注重改善風險管理文化。

中銀香港已制定並實施一套全面的風險管理政策與程序，以識別、衡量、監察及控制全行的信貸風險、市場風險、流動性風險和操作風險。董事會屬下的風險管理委員會負責審批風險政策及程序。

8. Risk management

BOCHK's goal in risk management is to maximise its long-term risk-adjusted return on capital as well as shareholders' wealth while maintaining its risk exposure within acceptable parameters. Our risk management philosophy seeks to achieve our goal by:

- establishing a more independent, centralised and comprehensive risk management system, which stresses on standardising corporate governance structure, maximising shareholders' value and balancing the risk and return level;
- emphasising the importance of risk control responsibility and accountability;
- adopting international risk management principles and best practices;
- improving our management information systems, risk measurement techniques and risk monitoring controls; and
- modernising our risk management culture on a continuous basis.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The Risk Management Committee under the Board of Directors has the responsibility of approving risk management policies and procedures.

8. 風險管理 *(續)*

中銀香港設立風險管理總監管理風險管理部，直接向董事會風險管理委員會負責，協助總裁組織全行授信風險、市場風險和操作風險的管理工作，並就三類風險的管理狀況，每月向董事會風險管理委員會提出獨立報告。此外，中銀香港設立首席財務官，在司庫的協助下監控全行的利率風險和流動性風險，並定期向資產負債管理委員會報告。

中銀香港的主要附屬銀行一南商、集友銀行有限公司(「集友」)亦面臨同樣的業務風險，它們遵循本公司的風險管理策略和政策。此外，南商、集友已實施一套與中銀香港風險管理控制及程序一致之風險管理控制及程序。在一般風險管理範疇內，南商和集友可以根據各自的實際情況實施現有的風險管理制度。

8. Risk management *(continued)*

Our Chief Risk Officer oversees and monitors the operations of the risk management department ("RMD") and reports directly to the Risk Management Committee. The Chief Risk Officer is also responsible for assisting the Chief Executive on bank-wide credit risk, market risk and operational risk management and submitting to the Risk Management Committee the independent risk management report each month. In addition, our Chief Financial Officer, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and submits reports to the Asset and Liability Management Committee ("ALCO") on a regular basis.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu Banking Corporation Limited ("Chiyu"), also face the same types of inherent business risks and they generally follow our risk management strategies and policies. In addition, Nanyang and Chiyu have generally implemented risk management controls and procedures that are in compliance with the risk management controls and procedures of BOCHK. Within this general risk management framework, Nanyang and Chiyu may conduct their existing risk management practices according to their own specific circumstances.

8. 風險管理 *(續)*

信貸風險管理

信貸風險指客戶或交易對手不能或不願履行其已與中銀香港達成的承諾的風險。信貸風險主要來自貸款、貿易融資及財資業務。

中銀香港相信，獨立、恰當的平衡制約體系是有效風險管理的關鍵。為此，在中銀香港的組織管理架構中，風險管理部和稽核部分別直接向風險管理委員會及稽核委員會報告，形成獨立監察機制。

為避免潛在利益衝突，中銀香港信貸審核單位獨立於業務單位。中銀香港的信貸評估強調全面了解貸款目的、貸款結構、借款人的財政狀況、現金流量狀況、還款能力以及經營管理能力。

中銀香港在銀行內部採取多層次參與更加謹慎地監察信貸風險，及早發現關注戶可能降級的先兆，以採取必要措施。為了提高信貸資產質量，控制並降低不良貸款比率，中銀香港制定明確的指標和激勵計劃，以考核前線業務單位及特殊資產管理部的表現。

8. Risk management *(continued)*

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury operations.

BOCHK considers that independence and proper checks-and-balances are of critical importance in carrying out effective risk management. To this purpose, BOCHK's managerial/organisational structure placed our RMD and Audit Department in a hierarchical position in which they report directly to the Risk Management Committee and Audit Committee respectively. These committees and departments form an independent line of control.

To avoid any potential conflicts of interest, the credit review functions are independent of the business development units. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of the loan, the borrower's financial status, cash flow position and repayment ability as well as business management.

BOCHK exercises credit risk monitoring in a prudent manner with the involvement of multiple levels within our organisation. This process enables BOCHK to promptly detect any early signs of loan deterioration and identifies potential loan classification downgrades so that the appropriate actions can be taken to manage the loans. To improve the credit quality and control the non-performing loan ratio, BOCHK establishes a clear target to evaluate the performance of the credit initiation units and the Special Asset Management Department.

8. 風險管理 *(續)*

市場風險管理

市場風險是指因為利率或市價波動導致資產負債表以內及以外持倉之虧損的風險。本行的市場風險包括來自客戶業務及自營持倉。與市場風險有關的自營持倉每日均會按市值計價基準評估。

市場風險透過由風險管理委員會批核的風險限額進行管理。整體風險限額參照不同的風險因素，例如利率、匯率、商品及股票價格，細分為更具體的限額。在考慮有關產品的不同性質後，採用多種風險計算技術，包括持倉限額及敏感度限額，制定具體限額。

風險管理部設市場風險管理處，負責日常市場風險管理。該處透過每日監察程序，計算實際風險水平與經核准風險限額的差距，並提出具體措施，以確保整體和個別的市場風險均限制在可接受水平之內。

「涉險值」是一種統計學方式，用以在一段特定時間內，按指定的置信度，估計由於匯率、利率、商品及股票價格波動而可能對風險持倉所造成的潛在損失。中銀香港以方差／共變方差基準方法，計算投資組合及個別「涉險值」，並採用了市場利率及價格的歷史變動、99%置信水平及一天持有期等之基準，並通常考慮不同市場及價格的互相影響關係。

8. Risk management *(continued)*

Market risk management

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to market valuation.

Market risk is managed within risk limits approved by the Risk Management Committee. The overall risk limits are set into sub-limits by reference to different risk factors, which are interest rate, foreign exchange, commodity and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

The Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within an acceptable level.

Value at Risk ("VaR") is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in foreign exchange, interest rates, commodity and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

8. 風險管理 *(續)*

二零零二年六月三十日，中銀香港所有自營市場風險持倉的涉險值為6,500,000港元(二零零一年十二月三十一日之數值為1,600,000港元)，所有自營利率風險持倉的涉險值為7,800,000港元(二零零一年十二月三十一日為1,500,000港元)，而所有自營匯率風險持倉的涉險值為900,000港元(二零零一年十二月三十一日為1,200,000港元)。二零零二年上半年內平均涉險值為2,500,000港元。

中銀香港在重組及合併前，中銀集團各成員銀行各自管理市場風險，故此二零零一年度上半年中銀集團的自營市場風險平均涉險值與中銀香港二零零二年度同期無可比較性，故未有顯示有關數據。

外匯風險管理

中銀香港向客戶提供外幣存款、孖展買賣及遠期交易等服務。中銀香港在外幣市場上的交易活動令其須承擔匯率風險。中銀香港透過同業市場活動管理匯率風險。其中中銀香港透過設定持倉限額及整體外匯交易虧損限額，減低外匯風險。所有限額均經風險管理委員會審批。風險管理部負責每日監察外匯風險及其停止虧損之限額，並控制中銀香港在外匯交易產生的信貸風險。

8. Risk management *(continued)*

The VaR for all trading market risk exposure of BOCHK at 30 June 2002 was HK$6.5 million (HK$1.6 million at 31 December 2001), the VaR for all trading interest rate risk exposure was HK$7.8 million (HK$1.5 million at 31 December 2001) and the VaR for all trading foreign exchange risk exposure was HK$0.9 million (HK$1.2 million at 31 December 2001). The average VaR for the period ended 30 June 2002 was HK$2.5 million.

Prior to the restructuring and merger, market risk of each of the predecessor entities was managed on an individual basis. As a result, the average VaR from market risk-related trading activities of BOCHK for the period ended 30 June 2001 is not comparable and hence not presented.

Foreign exchange risk management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risks through its interbank market activities. In particular, BOCHK mitigates exchange rate risks by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the Risk Management Committee. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

8. 風險管理 *(續)*

利率風險管理

中銀香港的資產負債表主要包括以港元為單位的利率敏感資產及負債。中銀香港的利率風險主要來自此等資產及負債到期日或重訂價格期限的錯配，以及利率波動風險。此外，不同交易的不同定價基準亦可能令中銀香港的資產和負債在同一重訂價格期間產生利率風險。

中銀香港司庫負責制訂利率風險管理政策及發展風險管理系統以協助中銀香港的資產負債管理委員會確定、量度、監察及控制利率風險。司庫利用差距分析量度在每段到期日子或必須重訂價格的日子內之計息資產與計息負債差額，以反映在指定的日期之資產負債表所含利率敏感缺口特性。司庫以分貨幣形式將中銀香港所有資產、負債及表外項目，根據合約到期日或預計重訂價格日期，分別排入對應的時段類別，計算在每個時段內到期或重訂價格的資產負債金額之差異，以顯示中銀香港在新訂或重訂價格的資產和負債息差方面的潛在變動風險。利率敏感缺口所帶來的潛在風險可利用模擬利率的變化以測試缺口對利差的影響幅度是否可以控制，有關的結果均反映在每天的報告內。

8. Risk management *(continued)*

Interest rate risk management

BOCHK's balance sheet consists predominantly of Hong Kong dollar denominated interest rate sensitive assets and liabilities. BOCHK's primary sources of interest rate risk are mismatches in the maturities or re-pricing periods of these assets and liabilities and movements in interest rates. In addition, different pricing bases for different transactions may also lead to interest rate risk for BOCHK's assets and liabilities within the same re-pricing period.

BOCHK's Treasurer is responsible for formulating the policy and developing risk management system to assist BOCHK's ALCO in identifying, measuring, monitoring and controlling interest rate risk. The Treasurer uses gap analysis to measure BOCHK's exposure to interest rate risk. The gap is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within a specific time band. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The Treasurer measures the gaps by classifying all assets, liabilities and off-balance sheet items for each currency into appropriate time bands according to contracted maturities or anticipated re-pricing time bands to indicate the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities. The potential risks associated with these gaps are measured through simulated interest rate scenarios to testify that the interest income variations are within the manageable range and the results are reflected on daily reports.

8. 風險管理 *(續)*

流動風險管理

流動資金風險來自借貸、自營交易及投資活動，以及管理自營交易持倉時而產生。流動性風險包括在到期日因受不能預計的資金成本上升而令中銀香港資產組合出現再融資的風險，和未能及時及／或按合理價格變現某類持倉產生的風險。流動資金管理的目標是令中銀香港能夠按時應付其所有到期債務(即使在惡劣市況下)和為其投資機會提供資金。

中銀香港有多元化的流動資金來源，以靈活地滿足其融資需求。中銀香港業務的資金主要來自零售及公司客戶的存款。雖然中銀香港主要為資金貸放者，但中銀香港亦會在同業市場上借入短期資金。此外，中銀香港亦會不時透過出售投資籌集資金。

中銀香港將所得資金大部份用於放貸、投資債券或作同業拆放。一般而言，接受存款的平均到期日較貸款或投資的期限為短，並較同業拆放的平均到期日為長。

中銀香港有高度流動及高質素證券緩衝組合，並由中銀香港司庫管理。這些證券一般可按市場價格隨時售出，以配合緊急出現的資金需求。中銀香港亦可透過同業市場短期拆借管理其流動資金。同業市場一般可按市況調整的利率提供足夠的流動資金。

8. Risk management *(continued)*

Liquidity risk management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price. The goal of liquidity management is for BOCHK to be able, even under adverse market conditions, to meet all its maturing repayment obligations on time and fund all of its investment opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. BOCHK may also borrow in the short-term interbank markets, although it is typically a net lender of funds. In addition, BOCHK may from time to time raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, make investments in debt securities or conduct interbank placements. Generally, deposits are of shorter average maturity than that of loans or investments and are of longer average maturity compared with interbank placements.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed by BOCHK's Treasurer. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

8. 風險管理 *(續)*

中銀香港資產負債管理策略的主要目標是要保持足夠的流動性和資本金水平，在有效的風險管理機制內及合理的融資成本要求，爭取最大回報。中銀香港的資產負債管理委員會負責制定政策方針並透過司庫的職責確保中銀香港有足夠的流動資金及能取得最低融資成本，同時緊密策劃及監察中銀香港的資產負債表內外持倉量所衍生的風險。中銀香港司庫會按情況調整銀行的流動資金及外匯管理盤的持倉水平，以配合資產負債管理委員會政策，並就投資、融資和外匯管理盤的現有水平和預計變化，向資產負債管理委員會匯報和分析。針對流動管理，中銀香港已實施各項措施以：

- 改善其管理資訊系統，分別在每日、每周及每月提供有關流動資產變動及客戶存款變動的最新資料；
- 監察流動比率，以符合香港金融管理局的規定；
- 定期編製到期差距分析，協助管理層及時檢討和監察中銀香港的流動資金狀況；

8. Risk management *(continued)*

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities according to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and foreign exchange positions in line with the policies of ALCO, and also provides reporting and analytical services to ALCO with respect to current and planned positions taken for investment, funding and foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

- improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
- monitor liquidity ratios in compliance with the HKMA's requirements;
- prepare regular maturity gap analyses to enable management to review and monitor BOCHK's liquidity position on a timely basis;

8. 風險管理 *(續)*

- 進行處境分析，以評估不同風險因素對流動資金狀況的影響；
- 設定須受監察的一系列流動性風險因素和流動性風險預警系統，為不尋常情況作出預警報告；及
- 設立三級應變機制，更有效處理緊急事件。

資本管理

本集團採用資本充足比率(「CAR」)作為主要量度標準以監控本身資本的充足性，並須符合香港金管局的法定要求。在報表披露的經營期間，集團須維持資本水平以符合各項法定要求。按合併基礎計算，未經調整的資本充足比率為14.68%；而經調整了市場風險的資本充足比率為15.02%。兩項比率均較法定最低要求為高。與上年底比較，未經調整及經調整後的比率分別有0.30%及0.45%的增加。

8. Risk management *(continued)*

- conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
- establish a range of liquidity risk factors to be monitored and a liquidity risk warning index system to detect early signs of any irregularities; and
- create a three-tier response system to effectively deal with any emergencies.

Capital management

The Group monitors the adequacy of its capital using the Capital Adequacy Ratio ("CAR") as one of the major measurements, which is subject to the Hong Kong Monetary Authority regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report. On consolidated basis, BOCHK's unadjusted CAR and adjusted CAR incorporating market risk were improved from 14.38% and 14.57% as at the end of last year to 14.68% and 15.02% respectively. Both were well above the statutory minimum standards.

8. 風險管理 *(續)*

操作風險管理

操作風險涉及因操作流程不完善、人為過失、電腦系統故障或外部突發事件等因素造成的經濟損失。此類風險存在於各項業務及後勤活動中，是中銀香港面對的主要風險之一。

中銀香港主要透過內部控制制度管理操作風險，以確保所有運作有效執行。同時，中銀香港現正完善應變方案，以令一旦出現災難性事故時，本行的關鍵業務功能可於短時間內恢復，減低對客戶造成之影響。

中銀香港將進一步改善識別、衡量、監督及控制操作風險的管理方法，以達至國際水平。

8. Risk management *(continued)*

Operational risk management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is one of the major risks to which BOCHK is exposed and is inherent to various businesses and back office processing.

BOCHK manages operational risk mainly through its internal controls to ensure all operations are conducted effectively. At the same time, BOCHK is enhancing its business continuity plan to ensure that the operation of critical functions can recover within a short time frame and minimise the impact to customers in the event of a disaster.

To be in line with international best practices, BOCHK will further enhance the methodologies in identifying, measuring, monitoring and controlling operational risk.

公司其他資料 Other Corporate Information

1. 主要股東

由於本公司股份於二零零二年七月二十五日才開始於香港聯合交易所有限公司(「聯交所」)上市及交易，因此，在二零零二年七月二十五日前，本公司無須根據《證券(公開權益)條例》第16(1)條的規定備存主要股東登記冊。下表載列於二零零二年六月三十日及二零零二年七月二十五日持有本公司已發行股份10%以上的股東資料以供參考：

1. Substantial shareholders

As the shares of the Company was listed and commenced trading on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 25 July 2002, the Company was not required to maintain a register of substantial shareholders under Section 16(1) of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") prior to 25 July 2002. For information purposes, the following shareholders had an interest of 10% or more in the share capital of the Company as at 30 June 2002 and 25 July 2002 respectively:

股東名稱 Name of Shareholder	於二零零二年六月三十日實益持有股份數目(附註1) No. of shares beneficially held as at 30 June 2002 (Note a)	於二零零二年七月二十五日實益持有股份數目 No. of shares beneficially held as at 25 July 2002
中國銀行 Bank of China ("BOC")	45,966,026,020 (86.95%)	8,292,345,266 (78.44%) (附註2) (Note b)
中銀香港(集團)有限公司 (「中銀香港集團」) BOC Hong Kong (Group) Limited ("BOCHKG")	45,966,026,020 (86.95%)	6,894,770,204 (65.22%)
BOC Hong Kong (BVI) Limited ("BOC (BVI)") (附註3) (Note c)	45,966,026,020 (86.95%)	6,894,770,204 (65.22%)
華僑商業有限公司 (「華僑」) (附註4) Hua Chiao Commercial Limited ("Hua Chiao") (Note d)	6,897,875,310 (13.05%)	1,379,575,062 (13.05%)

1. 主要股東 *(續)*

附註：

1. 於二零零二年七月十日前，本公司的已發行股本為52,863,901,330港元，已發行股數為52,863,901,330股，每股面值1.00港元。於二零零二年七月十日，本公司股東通過普通決議案，批准將本公司已發行股本中每股面值1.00港元的普通股合併為每股面值5.00港元，合併後的已發行股數為10,572,780,266股。

2. 所示的股份數目，已包括中銀集團保險有限公司及中銀集團人壽保險有限公司(兩者均為中國銀行的全資附屬公司)各自實益持有的9,000,000股本公司股份。

3. BOC (BVI)為中銀香港集團的全資附屬公司，而中銀香港集團則為中國銀行的全資附屬公司。因此，根據《證券(公開權益)條例》，中銀香港集團與中國銀行被視為於本公司股本中擁有與BOC (BVI)相同的股本權益。

4. 中國銀行實益擁有華僑93.64%的股權。因此，根據《證券(公開權益)條例》，中國銀行被視為於本公司股本中擁有與華僑相同的股本權益。

1. Substantial shareholders *(continued)*

Notes:

a. Prior to 10 July 2002, the issued share capital of the Company was HK$52,863,901,330 divided into 52,863,901,330 shares of HK$1.00 each. By an ordinary resolution passed by the shareholders on 10 July 2002, the issued share capital of the Company was consolidated and divided into 10,572,780,266 shares of HK$5.00 each.

b. The number of shares shown includes 9,000,000 shares in the Company beneficially held by each of Bank of China Group Insurance Company Limited and BOC Group Life Assurance Company Limited, both of which are wholly owned subsidiaries of BOC.

c. BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SDI Ordinance.

d. BOC beneficially owns 93.64% of Hua Chiao. Accordingly, BOC is deemed to have the same interests in the shares of the Company as Hua Chiao for the purpose of the SDI Ordinance.

2. 董事及行政總裁於本公司股份中之權益

假設本公司於二零零二年六月三十日已於聯交所上市，於二零零二年六月三十日，概無任何董事、行政總裁或彼等各自的聯繫人於本公司或其任何聯營公司(定義詳見《證券(公開權益)條例》)之股份中，擁有須列入根據《證券(公開權益)條例》第29條所備存的登記冊內的權益，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益。

2. Directors and Chief Executive's interests in the Company's shares

As at 30 June 2002, none of the Directors, the Chief Executive or their respective associates has any interests in shares of the Company or any of its associated corporations within the meaning of the SDI Ordinance, which, if the Company were listed on 30 June 2002, would have been required to be recorded in the register required to be kept under Section 29 of the SDI Ordinance or as otherwise would have been required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

3. 董事及行政總裁認購本公司股份的權利

於二零零二年六月三十日，概無董事、行政總裁或彼等各自的聯繫人擁有認購本公司證券的權利。於二零零二年七月五日，BOC (BVI)向下列董事及另外約60名本集團高級管理人員授予認股權，彼等可據此向BOC (BVI)購入合共31,132,600股BOC (BVI)所持有的本公司股份，認購價為每股8.5港元。

3. Directors and Chief Executive's rights to subscribe for the Company's shares

As at 30 June 2002, none of the Directors, the Chief Executive or their respective associates has any right to subscribe for shares of the Company. On 5 July 2002, the following Directors together with approximately 60 senior management personnel of the Group were granted options by BOC (BVI) to purchase an aggregate of 31,132,600 existing issued shares of the Company at a price of HK$8.50 per share.

董事姓名	Name of Director	授予認股權的相關股份數目 No. of underlying shares in respect of which options were granted
劉明康	LIU Mingkang	1,735,200
孫昌基	SUN Changji	1,590,600
劉金寶	LIU Jinbao	1,735,200
平岳	PING Yue	1,446,000
華慶山	HUA Qingshan	1,446,000
李早航	LI Zaohang	1,446,000
和廣北	HE Guangbei	1,446,000
周載群	ZHOU Zaiqun	1,446,000
張燕玲	ZHANG Yanling	1,446,000
合計：	Total :	13,737,000

上述認股權自二零零二年七月二十五日起一年內不得行使。該等認股權自二零零二年七月二十五日起四年內歸屬，該等認股權的25%股份數目將於每年年底歸屬，有效行使期間為10年。

None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year.

4. **購買、出售或贖回本公司股份**

於回顧期間內,本公司及其任何附屬公司概無購買、出售或贖回本公司任何股份。

4. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

5. **稽核委員會**

因應本公司稽核委員會之要求,本集團外部核數師已按照香港會計師公會頒佈的核數準則第七百號對此中期報告進行審閱。稽核委員會跟管理層審閱集團所採用之會計準則及做法,並已就有關內部監控及財務報告等事項(包括審閱中期報告)進行商討。

5. Audit Committee

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards ("SAS") 700 issued by the Hong Kong Society of Accountants. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial statements.

6. **最佳應用守則之遵守**

雖然本公司股份於二零零二年七月二十五日才開始於聯交所上市及交易,除本公司非執行董事仍依據本公司組織章程細則於股東周年大會上輪值告退而並無指定任期外,並無董事知悉任何足以合理指出本公司在截至二零零二年六月三十日止期間之會計時段內任何時間,未有遵照聯交所證券上市規則附註14隨附之最佳應用守則的規定行事。

6. Compliance with the Code of Best Practice

Although the shares of the Company was only listed and commenced trading on the Stock Exchange on 25 July 2002, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the accounting period for the period ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that non-executive Directors were not appointed for a specific term but are subject to retirement by rotation at annual general meetings pursuant to the Company's Articles of Association.

7. **披露要求之遵守**

於編製本集團截至二零零二年六月三十日止期間的中期業績報告時,本集團已完全遵照香港金融管理局於二零零一年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露財務資料指引之各項要求。

7. Compliance with disclosure requirements

In preparing its interim report for the period ended 30 June 2002, the Group has fully complied with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2001.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED